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FEB 13 2004

February 13, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Special Counsel/Office of International Corporate Finance

Re: REpower Systems AG
Customer File No. 82-34654

Dear Sirs:

On behalf of REpower Systems AG (the "**Company**"), a stock corporation organized under the laws of the Federal Republic of Germany, we hereby submit in accordance with Rule 12g3-2(b)(1)(iv) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), information attached hereto on Schedule 1 which is required to be submitted by the Company to the Securities and Exchange Commission (the "**SEC**") since the Company's last 12g3-2(b) submission on January 24, 2003. Please note that we have not included a revised list of information pursuant to Rule 12g3-2(b)(1)(iv) because there have been no material changes in German securities law, German legal regulations and German stock exchange requirements as they relate to the Company since the last submission on January 24, 2003.

The Company's shares are currently listed on the Regulated Market (*Geregelter Markt*). As of January 2, 2003, trading of the Company's shares was moved from the New Market (*Neuer Markt*) of the Frankfurt Stock Exchange (the "**Exchange**"), which is operated by Deutsche Börse AG ("**DBAG**"), to the Prime Standard, which is a new segment of the Regulated Market of the Exchange. Issuers in the Prime Standard Segment must fulfil a range of internationally accepted transparency requirements in addition to legal requirements under Federal German law.

The Company will undertake to continue to furnish to the SEC on an ongoing basis information listed in its January 24, 2003 submission promptly after such information is made or is required to be made public, filed with DBAG and/or German Federal Financial Supervisory Authority and made public thereby, or distributed to security holders. If the kind of information that the Company so makes or is required to make public, distributes or files

LONDON 750434
(2K)

dlw 2/18

shall change from that listed in the January 24, 2003 12g3-2(b) submission, the Company will undertake to furnish the SEC with a revised list reflecting such changes promptly following the end of the accounting period in which such changes have occurred.

We are enclosing English translations, versions or summaries of the documents and communications on Schedule 1 that the Company has made public, or distributed to security holders, or which were required to be made public, filed or distributed since the time of the Company's submission on January 24, 2003 to February 13, 2004.

This information is being furnished on behalf of the Company under paragraph (b)(1)(iv) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us in the enclosed self-addressed, stamped envelope.

If you have any questions, or if we may provide you with additional information, please call collect the undersigned, telephone 011 44 20 7397 3757 at White & Case, 7-11 Moorgate, London, EC2R 6HH.

Very truly yours,

Joseph W. Marx

Joseph W. Marx

JM:KC:JLH

Enclosures

cc: Mr. Jens-Peter Stöhr
REpower Systems AG

SCHEDULE 1

List of information made public by REpower Systems AG since January 24, 2003

1. Director's Dealing, dated March 6, 2003
2. Press Release, dated March 26, 2003
3. Press Release, dated April 9, 2003
4. Press Release, dated April 22, 2003
5. Press Release, dated May 6, 2003
6. Press Release, dated May 20, 2003
7. Press Release and Interim Report, dated May 22, 2003
8. Press Release, dated July 9, 2003
9. Press Release, dated July 15, 2003
10. Press Release, dated July 31, 2003
11. Interim Report, dated August 28, 2003
12. Press Release, dated September 4, 2003
13. Press Release, dated September 18, 2003
14. Press Release, dated September 23, 2003
15. Press Release, dated September 25, 2003
16. Press Release, dated September 26, 2003
17. Press Release, dated September 27, 2003
18. Director's Dealing, dated October 24, 2003
19. Press Release, dated October 16, 2003
20. Press Release, dated November 10, 2003
21. Press Releases and Interim Report, dated November 20, 2003
22. Press Release, dated December 1, 2003

23. Press Release, dated January 6, 2004

1.

REpower Systems AG

Director's Dealing Notice made public by German Corporation for Ad-hoc Publications (Deutsche Gesellschaft für Ad-hoc Publizität mbH) on March 6, 2003

Notice pursuant to Section 15a, § 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration :

Name :	Wulf
First Name :	Klaus-Detlef
Position :	Member of Supervisory Board
At:	Issuer

Information on the Company subject to certain disclosure requirements :

Issuer : REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN : DE0006177033

Information on the transaction subject to the disclosure requirements :

Name of the security :	REpower Systems AG with no par value
ISIN / WKN of the security :	617703
Par Value:	0.0
Purchase / Sale :	Purchase
Date of Purchase / Sale :	06.03.03
Rate / Price :	17.0
Currency :	EUR
Number of Shares :	830

REpower Systems AG

Director's Dealing Notice made public by German Corporation for Ad-hoc Publications (Deutsche Gesellschaft für Ad-hoc Publizität mbH) on March 12, 2003

Notice pursuant to Section 15a, § 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration :

Name :	Wulf
First Name :	Klaus-Detlef
Position :	Member of Supervisory Board
At:	Issuer

Information on the Company subject to certain disclosure requirements :

Issuer : REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN : DE0006177033

Information on the transaction subject to the disclosure requirements :

Name of the security :	REpower Systems AG with no par value
ISIN / WKN of the security :	617703
Par Value:	0.0
Purchase / Sale :	Purchase
Date of Purchase / Sale :	06.03.03
Rate / Price :	17.00
Currency :	EUR
Number of Shares :	670

2.

26. March 2003

AD HOC Disclosure

Gross revenue in 2002 up 71 percent
EBIT margin: 10.4 percent; net profit up 65 percent
Dividend of EUR 0.60 per share

In 2002, REpower Systems AG (TecDAX, SIN 617703) increased its gross revenue by 71 percent to EUR 251.0 million (previous year: EUR 146.7 million). At EUR 26.1 million, EBIT in 2002 was significantly above the figure of EUR 18.4 million in 2001. Net profit for 2002 amounted to EUR 14.8 million, compared with EUR 9.0 million in 2001. Earnings per share amounted to EUR 3.03 (2001: EUR 2.84). A proposal will be made to the General Meeting to start making dividend payments by distributing EUR 0.60 per share for 2002.

Cash flow in 2002 totaled EUR 17.2 million, as against EUR -1.7 million in 2001. Current assets recognized at the end of December 2002 were relatively high, due to the sale of turnkey wind farms as of the balance sheet date. Staff costs amounted to EUR 16.7 million in 2002, up from EUR 10.6 million in 2001. This corresponded to the strong growth in the number of staff from 260 as of December 31, 2001 to 419 as of December 31, 2002.

REpower's successful business development in 2002 was mainly due to the clear rise in the number of realized turbines, which totaled 158 in 2002 (2001: 119 turbines). The rated output rose correspondingly to 227.0 megawatts, compared with 123.8 megawatts in the prior-year period (a growth of 83.4 percent). These figures include wind farm projects with 57 turbines and a total rated output of 82,8 megawatts that were realized in 2002 by the company's consolidated equity investment Denker & Wulf AG.

Booked business on December 31, 2002 amounted to a total rated output of 229.5 megawatts (order volume: EUR 193.0 million), as against a total rated output of 119.9 megawatts (order volume of EUR 108.5 million) as of December 31, 2001. The turbines concerned are scheduled for erection in 2003. The company's consolidated equity investment Denker & Wulf AG expects to realize further projects

with around 80 wind turbines (approximately 120 megawatts) in 2003. On the basis of the current order and project status, REpower is confirming its plan to generate gross revenue of more than EUR 330 million and a double-digit EBIT margin in 2003.

For the complete annual report and further information, please go to www.repower.de or contact:

REpower Systems AG
Isabelle von Wrede/ Investor Relations
phone: +49-40-53 93 07 23
fax: +49-69-71 67 86 99
E-mail: i.wrede@repower.de

Press release dated March 26, 2003

REpower exceeds targets
Gross revenue up 71 percent to EUR 251.0 million
EBIT margin: 10.4 percent; net profit up 65 percent; dividend of EUR 0.60 per share

Hamburg, March 26, 2003. **REpower Systems AG (TecDAX, SIN 617703), a wind energy industry leader, recorded a 71% increase in gross revenue in fiscal 2002. Gross revenue amounted to EUR 251.0 million in the year under review as against EUR 146.7 million in 2001. Earnings before interest and taxes (EBIT) totaled EUR 26.1 million in 2002, up from EUR 18.4 million in the prior-year period. Net profit for the period was EUR 14.8 million, while earnings per share amounted to EUR 3.03. In view of this, the Company's management will propose a dividend payment of EUR 0.60 per no-par value share to the General Meeting.**

158 wind turbines were realized in 2002, up from 119 in the prior-year period. This corresponds to an increase of approximately 32.8 percent. Total rated output rose by roughly 83.4 percent, from 123.8 megawatts in 2001 to 227.0 megawatts in the year under review. In line with the strongly seasonal nature of the sector, the fourth quarter made a substantial contribution to the positive development of the year as a whole, recording a rated output of 46.4 percent. A sizeable majority (90 percent) of the turbines erected in 2002 belonged to the multi-megawatt class. Consolidated equity investment Denker & Wulf AG implemented projects in fiscal 2002 with a total rated output of 82.8 megawatts.

Thanks to this positive business development, REpower Systems AG recorded a clear increase in earnings before interest and taxes (EBIT) in the year under review. Gross revenue amounted to EUR 251.0 million, while EBIT rose from EUR 18.4 million in 2001 to EUR 26.1 million in 2002, a margin of 10.4 percent. The year-on-year increase in the result therefore amounted to a substantial 42.1 percent.

Net profit for 2002 was EUR 14.8 million, up 65.0 percent from the EUR 9.0 million recorded the previous year. Earnings per share amounted to EUR 3.03 (2001: EUR 2.84).

Cash flow in 2002 totaled EUR +17.2 million, as against EUR -1.7 million in 2001. Current assets recognized at the end of December were relatively high, due to the sale of turnkey wind farms as of the balance sheet date.

The number of staff employed by the REpower Systems Group rose during the period under review from 260 as of December 31, 2001 to 419 as of December 31, 2002. Staff costs amounted to EUR 16.7 million in 2002, up from EUR 10.6 million in 2001.

In light of the positive result, the Managing Board and Supervisory Board of REpower Systems AG will propose to the General Meeting in May 2003 that part of the net profit for the period be distributed to shareholders. The size of the dividend proposed is EUR 0.60 per no-par value share. "As a growth company, we are pleased to be let our shareholders share in REpower Systems AG's increase in net worth", commented Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, on the

dividend proposal. "We regard this initial dividend payment as setting a precedent for coming fiscal years," he continued.

REpower Systems AG's order books at the end of December 2002 included purchase agreements for wind turbines with a total rated output of 229.5 megawatts. This corresponds to a volume of approximately EUR 193.0 million. The turbines concerned are scheduled for erection in 2003. This represents an extremely large increase in total rated output as against orders at the end of 2001 (119.9 megawatts, for a volume of EUR 108.5 million). In addition, consolidated equity investment Denker & Wulf AG expects to realize further projects with around 80 wind turbines (approximately 120 megawatts) in the coming year. Implementation in fiscal 2003 will also be subject to the seasonal fluctuations typical of the sector.

On the basis of its current order books and the project pipeline at its project development company Denker & Wulf AG, REpower Systems AG is forecasting a successful fiscal 2003. "We are aiming for gross revenue of EUR 330 million in the current fiscal year, as well as a double-digit EBIT margin on our profit from operations," said Jens-Peter Stöhr, CFO of REpower Systems AG. "Investment levels in 2003 are forecast to match those for fiscal year 2002. The proportion of business generated abroad will increase substantially in 2003," he continued.

In addition to progressing with the development of its 5-megawatt REpower 5M turbine, the prototype of which is scheduled for construction in early 2004, REpower Systems AG successfully expanded its product portfolio to a total of six turbine types with the erection of the prototype of its MM 70 turbine. This 2-megawatt model has been designed for use in high-wind regions outside Germany. Construction of the prototype of the extremely competitive 2-megawatt REpower MM 82 turbine for low-wind regions is planned for early 2003. In addition, a 60 Hz version of the MD and MM turbine type aimed at the Japanese and North American markets is under development in 2003.

Annex
REpower Systems Group Key Figures

Group Figures (IAS)	Consolidated 01/01/02-12/31/02	Consolidated 01/01/01-12/31/01
Revenue in EUR thou.	254,486	141,640
Gross revenue in EUR thou.	250,998	146,662
Earnings of operations in EUR thou.	26,149	18,399
Earnings before income taxes and minority interest in EUR thou.	26,414	16,455

Earnings before minority interest in EUR thou.	15,724	10,145
Net profit in EUR thou.	14,838	8,990

	as of Dec, 31 2002
Total assets in EUR thou.	193,725
Shareholders' equity in EUR thou.	108,610
Equity ratio in %	56.1
Number of no-par value shares 2002* (1 EUR)	4,901,198
Earnings per share 2002* in EUR	3.03
Shares outstanding as of Dec. 31, 2002	5,401,198
Earnings per participating share in EUR	2.75
Issuing price in EUR	41.00
Initial quotation on the Neuer Markt in EUR	42.00
Closing price on Dec. 31, 2002 in EUR	23.66
Initial listing, Frankfurt	March 26, 2002

*weighted average

Orders processed by quarters for 2001 und 2002

Quarter	**Q I**	**Q II**	**Q III**	**Q IV**	**Total**
Number of WTG in 2001	16	22	25	56	119

MW in 2001	15.45	15.20	25.80	67.30	123.75
Number of WTG in 2002	9	42	34	73	158
MW in 2002	13.50	58.10	50.10	105.30	227.00

Orders processed by wind turbine model for 2001 und 2002

WTG Model	48/600 48/750	57/1000	MD 70 MD 77	MM 70 MM 82	Total
Number of WTG in 2001	56	9	54	0	119
MW in 2001	33.75	9.00	81.00	0.00	123.75
Number of WTG in 2002	10	4	142	2	158
MW in 2002	6.00	4.00	213.00	4.00	227.00

Booked business as of December 31,2002 and December 31,2001

	as of Dec, 31 2002		as of Dec, 31 2001	
WTG-Model	Number of WTG	Total rated output in MW	Number of WTG	Total rated output in MW

MM 70	51	102.0	0	0.0
MD 70/77	79	118.5	77	115.5
57/1000	9	9.0	2	2.0
48/600	0	0,0	4	2.4
Total	**139**	**229.5**	**83**	**119.9**

3.

Press release dated April 09, 2003

REpower presents 2-megawatt turbine with 82-meter rotor diameter for inland sites at Hannover trade fair
MM82 is based on the proven MD platform

Hamburg, Germany, April 09, 2003. **REpower Systems AG (TecDax, SIN 617 703), a wind energy industry leader, is presenting its new 2-megawatt MM82 turbine at the Hannover trade fair 2003. The turbine, with a rotor diameter of 82 meters, is based on the proven MD platform (1.5-megawatt turbines). The rotor blades of the MM82 are longer than those of its sister model, the MM70 (rotor diameter of 70 meters), which makes it particularly efficient in inland locations. The first prototype will be erected at the start of May in Grevenbroich, North Rhine-Westphalia. REpower noted great interest in the new 2-megawatt turbine during the first two days of the trade fair.**

The 2-megawatt turbine with a rotor diameter of 82 meters was designed for less windy locations than its sister model, the MM70. The turbine is particularly efficient in inland regions. By increasing the size of the rotor, the energy output is raised considerably: the MM82 reaches its peak output of 2 megawatts with a wind speed of just 12.0 meters per second (in contrast to the MM70, which requires 13.5 m/s). The MM platform is highly modular in construction; major modifications were made to the rotor. The model comes in hub heights of 59, 80 and 100 meters.

The MM platform was developed on the basis of the proven MD series, which is distinguished by an outstanding price/performance ratio and a highly reliable and trend-setting technological concept. Including licenses, REpower has already sold over 540 turbines of the MD 70 and MD 77 series to date. In 2002, these 1.5-megawatt turbines had a global market share of 19.3 percent in the market segment for multi-megawatt turbines.

Matthias Schubert, the management board member responsible for technology and development at REpower, is convinced that the MM platform – now expanded to include the MM82 – will continue in this successful vein. "The key to the turbine's great economic efficiency is our innovative rotor. With a diameter of 82 meters, it has the same weight as that in the MD70 – and yet it does not reduce the contingency reserves that are so typical of REpower."

The first MM82 prototype is due to be erected at the start of May in Grevenbroich in North Rhine-Westphalia. The second prototype will be erected in Kaiser-Wilhelm-Koog sometime in the first half of 2003. There are plans to erect 16 MM82 turbines in the course of the year. REpower noted great interest in the new 2-megawatt turbine during the first two days of the trade fair. Nearly half of all inquiries have come from outside of Germany.

MM 82 technical data

Nominal output	2 megawatts
Rotor diameter	82 m
Cut-in wind speed	3.0 m/s
Rated wind speed	12.0 m/s
Cut-out wind speed	25.0 m/s
Speed range	8.5 - 17.1 min-1
Nominal blade speed tip	73.0 m/s
Hub heights	NH 59 m, 80 m, 100 m

4.

REpower Systems

Press release dated April, 22 2003

REpower increases interest in French equity investment Les Vents de France to 80 percent

Hamburg, Germany, April 22, 2003. **REpower Systems AG (TecDAX, WKN 617 703), a wind energy industry leader, has increased its interest in the French company Les Vents de France (LVDF), a joint venture with the Belgian company Turbowinds, from 50 to 80 percent via a unilateral capital increase. Turbowinds S.A. continues to hold the remaining 20 percent of the company's shares.**

By increasing its interest to 80 percent, REpower has underscored the French company's strategic significance. The conditions necessary for starting production operations in France were established in January 2003 with the relocation of LVDF's headquarters to Belfort. Broad expanses of country, windy locations and guaranteed feed-in fees make France a key European market. The company's management remains unchanged.

About Les Vents de France

Les Vents de France (LVDF) was founded at the end of 2001 as a joint venture between REpower and Turbowinds S.A. LVDF markets and erects multi-megawatt turbines in France, Belgium and Luxembourg. Production of wind turbines at the French site in Belfort under the name LVDF is scheduled to start in the medium term. Maintenance and after-sales services round off the company's service portfolio.

5.

Press release dated May, 06 2003

REpower General Meeting resolves dividend of EUR 0.60 per share

Hamburg, Germany, May 06, 2003. **The shareholders of REpower Systems AG (TecDAX, WKN 617 703) have expressed their full support for the company at the General Meeting in Hamburg. All agenda items were adopted with majorities of more than 99%. The 100 shareholders present represented 63% of the voting capital.**

Today's Ordinary General Meeting of REpower Systems AG voted to pay a dividend of EUR 0.60 per share. The Managing Board voiced its expectation that this first payment in the company's history would represent the start of continuous dividends. In addition, the introduction of a stock option program was also approved, and the company was authorized to acquire its own shares. Susat & Partner oHG was again appointed as auditor.

REpower was one of the few companies in the past fiscal year to exceed its guidance in terms of revenue and earnings development. At EUR 251.0 million, gross revenue generated in 2002 was up 71% year-on-year. The net profit for the period rose from EUR 9.0 million to EUR 14.8 million. The company is forecasting revenue of around EUR 330 million for the current fiscal year 2003, with a significant rise in the share generated abroad. In Q1 2003, 18 turbines with a total rated output of 25 megawatts were erected, as against seven turbines with a rated output of 10.5 megawatts in Q1 2002.

Prof. Dr. Fritz Vahrenholt, the Chairman of the Managing Board of REpower, is optimistic about the future development of the company: "Our strength is in our technology. We expect that our MM70/82 2-megawatt turbine – we presented the onshore version with its 82-meter rotor diameter at the Hanover Industrial Fair a few weeks ago – will continue the success of our winning MD series. We have also made major progress in the development of the REpower 5M offshore turbine in the last few months. With this reliable and high-performance technology in our portfolio, we can increasingly focus on developing and penetrating key markets abroad."

6.

PRESS RELEASE

REpower completes major development work on 5M 5-megawatt wind turbine

Installation of prototype scheduled for spring 2004

Hamburg, May 20, 2003. REpower Systems AG (TecDAX, WKN 617 703), a wind energy industry leader in the multi-megawatt class in particular, has completed major development work on its 5-megawatt wind turbine. The REpower 5M model will be presented to a broader public for the first time today as part of a workshop. The prototype at the test site in Brunsbüttel, Schleswig-Holstein, is expected to be installed on schedule in spring 2004. All key components have already been ordered.

The rotor for the wind turbine will have a diameter of 125 meters and will use the world's largest rotor blade, developed by REpower together with the rotor blade manufacturer LM Glasfiber.

In the past few months, development engineers completed all major development work on this section and on all other key components. The primary goal was to ensure high technical availability along with innovative and economically attractive solutions. REpower is therefore building on the technical design and the know-how acquired in its proven MD and MM turbines. The REpower 5M consists of a three blade rotor with electric pitch (blade angle adjustment), an easily dismantled drivetrain with a doubly-supported rotor shaft, combined planetary/parallel gears and a double-feed asynchronous generator.

One particular challenge facing the developers was the fact that the mass of a wind turbine component increases by a factor of 8 when the diameter doubles. The REpower 5M tower head mass (rotor and nacelle) is now 350 tonnes, or roughly the equivalent of eight fully laden trucks. Chief Technical Officer Matthias Schubert commented: "The innovative, detailed solutions developed by our engineers have kept the head mass comparatively small, which has a positive effect on economic efficiency. At the same time, though, we have not compromised on our solid design and long life, two key quality criteria."

In addition to weight considerations, offshore operations posed specific challenges for the REpower 5M in terms of maintainability and ease of service. For example, in order to facilitate maintenance and repairs, the 5-megawatt plant has been designed to provide direct access to the rotor hub without leaving the nacelle, and all components of the drivetrain can be replaced individually.

REpower sees its decision to build a 5-megawatt turbine confirmed by the growing international demand for offshore wind turbines. "We expect that large-scale offshore wind farms will be erected in Germany, too," said Dr. Martin Skiba, Head of Offshore. "The market for offshore turbines is likely to reach a substantial size here from 2007 onwards. The REpower 5M will be in series production and launched on the market by then, so that we expect to achieve a significant market share."

Before the turbine is released for series production for offshore wind farms, it will be tested extensively on land. Since all components can also be transported by land, REpower will be marketing an onshore version of the turbine as well.

REpower 5M Technical Data	
Rated output	5 megawatts
Rotor diameter	125 m
Cut-in wind speed	4.0 m/s
Nominal wind speed	12.0 m/s
Cut-out wind speed - Onshore - Offshore	 25 m/s 30 m/s
Speed range	approx. 6.6 – 12.2 min-1
Hub height (prototype)	120 m

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are

assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

7.

22. May 2003

AD HOC disclosure

Gross revenue up 69 percent
Net loss substantially reduced in first quarter of 2003
Gross revenue target of €330 million for 2003 confirmed

REpower Systems AG (TecDAX, WKN 617703), a wind energy industry leader, recorded gross revenue of €36.4 million in the first three months of 2003, as against €21.6 million in 2002. This represents an increase of 69 percent.

18 wind turbines with a total rated output of 25.0 megawatts were installed in the first quarter 2003. Traditionally the first quarter is relatively weak compared to the rest of the year due to seasonal fluctuations. Most wind turbines are erected in the fourth quarter.

EBIT was still negative at €-1.2 million due to the traditionally weak development of gross revenue in the first quarter of 2003. However, favorable cost developments, among other things, meant that it improved by around €2 million (EBIT in the first three months of 2002: €-3.2 million).

The net loss in the first quarter 2003 amounted to €1.1 million, compared with a net loss of €2.2 million in the first three months of 2002. Earnings per share totaled €-0.20 (2002: €-0.62).

REpower's growth targets for 2003 are largely covered by its current order intake and project business. As of the end of March 2003, booked business comprised purchase agreements for 140 wind turbines with a total rated output of 233.0 megawatts. This corresponds to a volume of around €196.2 million. These turbines will be erected partly in 2003, and partly in 2004. These figures are virtually unchanged on the same high level as against the end of March 2002 (142 wind turbines with a rated output of 231.4 megawatts and a volume of €188.9 million). In addition, the Group's consolidated associate, Denker & Wulf AG, is expecting to realize projects involving a total of 80 wind turbines (approx. 120 megawatts) in 2003.

On the basis of its booked business and the projects realized to date, REpower's performance is in line with its projections for the current fiscal year. REpower expects to realize its growth targets for 2003 mainly in the second half of fiscal year.

The complete interim report and further information is available at www.repower.de or by contacting:

Contacts:
REpower Systems AG

Isabelle von Grone*
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
e-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

PRESS RELEASE

Gross revenue up 69 percent
Net loss substantially reduced in first quarter of 2003
Gross revenue target of €330 million for 2003 confirmed

Hamburg, May 22, 2003. REpower Systems AG (TecDAX, WKN 617703), a wind energy industry leader, recorded gross revenue of €36.4 million in the first quarter of 2003, as against €21.6 million in 2002. This represents an increase of 69 percent. EBIT rose from €-3.2 million in the first quarter of 2002 to €-1.2 million in the same reporting period of 2003. Booked business totaled 233.0 megawatts as of March 31, 2003, remaining on the same high level as in Q1 2002 (231.4 megawatts).

18 wind turbines were installed in Germany. Installed rated output amounted to 25.0 megawatts compared with 10.5 megawatts in the first quarter of 2002, when seven wind turbines were erected. Traditionally, the first quarter is relatively weak compared to the rest of the year due to seasonal fluctuations. Most wind turbines are erected in the fourth quarter.

EBIT was still negative at €-1.2 million due to the traditionally weak development of gross revenue in the first quarter of 2003. However, favorable cost developments, among other things, meant that it improved by around €2 million (EBIT in the first three months of 2002: €-3.2 million).

The net loss in the first quarter amounted to €1.1 million, compared with a net loss of €2.2 million in the first three months of 2002. Earnings per share totaled €-0.20 (2002: €-0.62).

REpower's growth targets for 2003 are largely covered by its current order intake and project business. As of the end of March 2003, booked business comprised purchase agreements for 140 wind turbines with a total rated output of 233.0 megawatts. This corresponds to a volume of around €196.2 million. These turbines will be erected in 2003, and partly in 2004. These figures are virtually unchanged against the end of March 2002 (142 wind turbines with a rated output of 231.4 megawatts and a volume of €188.9 million). In addition, the Group's consolidated

associate, Denker & Wulf AG, is expecting to realize projects involving a total of 80 wind turbines (approx. 120 megawatts) in 2003.

On the basis of its booked business and the projects realized to date, REpower's performance is in line with its projections for the current fiscal year. "Due to delays in several approval processes, we are expecting that the growth planned for 2003 will mainly occur in the second half of the year", commented Jens-Peter Stöhr, CFO of REpower, on the outlook for fiscal 2003.

In the second quarter of 2003, REpower Systems AG expects to erect its first MD 70 turbine, which has a hub height of 65 meters, in Nova Fes in the Czech Republic. "We are delighted by our successful market entry in the Czech Republic," commented Prof. Dr. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, on the planned erection of the turbine. "Despite the fact that a growing proportion of our revenue is generated abroad, we currently expect that a large part of our growth in 2003 will not be realized abroad, as initially planned, but in Germany due to the sluggish development on several foreign markets", he said in relation to REpower's international prospects.

In the reporting period, REpower more or less completed development work on the 2-megawatt REpower MM 82 wind turbine. Following the presentation of this innovative and competitive turbine at the Hannover Messe trade fair in April 2003, the prototype is scheduled for erection in June 2003. In addition, a 60 Hz version of the MD wind turbine, intended for the Japanese market, was manufactured ready for shipment in the first quarter of 2003.

Notes

Key figures for the REpower Systems Group

Key figures for Group in accordance with IFRSs	Consolidated Jan. 1, 2003 – Mar. 31, 2003	Consolidated Jan. 1, 2002 – Mar. 31, 2002
Revenue in € thousands	[redacted]	22,703.6
Gross revenue in € thousands		21,550.9
Loss from operations in € thousands		-3,169.1
Result before income taxes and minority interest in € thousands		-3,507.3
Result before minority interest in € thousands		-2,124.0
Net loss in € thousands		-2,226.5

Key figures for Group in accordance with IFRSs		Mar. 31, 2003
Total assets in € thousands		174,419.0
Shareholders' equity in € thousands		107,500.9
Equity ratio in %		61.6
Number of no-par value shares* (€1)		5,396,931
Earnings per share in €		-0.20
Closing price on Mar. 31, 2003 in €		17.72

* Weighted average

Customer orders processed by the REpower Systems Group by quarter for 2001 and 2002

Quarter	QI	Q II	QIII	QIV	Total
No. of turbines in 2001	16	22	25	56	119
MW in 2001	15.45	15.20	25.80	67.30	123.75
No. of turbines in 2002	9	42	34	73	158
MW in 2002	13.50	58.10	50.10	105.30	227.00

Installed wind turbine models for Q1 2003 and Q1 2002

	Q I 2003		Q I 2002	
	Jan. 1. – March 31		Jan. 1. – March 31	
Wind turbine model	No.	MW	No.	MW
MM 70	0	0	0	0
MD 70/77	14	21.0	7	10.5
57/1000	4	4.0	0	0
48/750	0	0	0	0
48/600	0	0	0	0
	18	**25.0**	**7**	**10.5**

The following table shows the REpower Systems Group's booked business as of March 31, 2003 and March 31, 2002:

Wind turbine model	Mar. 31, 2003 Number of wind turbines	Mar. 31, 2003 Total capacity in MW	Mar. 31, 2002 Wind turbine model	Mar. 31, 2002 Number of wind turbines
MM 70	51	102.0	50	100.0
MD 70/77	84	126.0	82	123.0
57/1000	5	5.0	6	6.0
48/600	0	0	4	2.4
	140	**233.0**	**142**	**231.4**

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

Publication of the Q1 results will be accompanied by a conference call for analysts and journalists. You can listed to a recording of this conference call by dialing +49-69-92053444 between 12.00 p.m. (CET) on May 22, 2003 and May 25, 2003.

Interim Report

First Quarter 2003





Dear Shareholders,

REpower Systems AG got off to a good start in fiscal year 2003. Although seasonal fluctuations mean that the first quarter is traditionally weak in the wind energy sector, we improved significantly on Q1 2002, installing 18 wind turbines with a total rated output of 25.0 megawatts (Q1 2002: seven wind turbines with a total rated output of 10.5 megawatts). This allowed us to generate gross revenue of EUR 36.4 million (2002: EUR 21.6 million) and EBIT of EUR -1.2 million (2002: EUR -3.2 million) in the first quarter of 2003 - also an improvement on the same quarter last year. In order to achieve our growth targets for 2003 we had to use the first quarter, just as we did last year, to prepare for the coming seasonally strong quarters. As a result, higher cost structures in the first quarter of 2003 led as in 2002 to earnings that were slightly in the red. Overall, we can confirm our growth targets for fiscal year 2003 of gross revenue of EUR 330 million and a double-digit EBIT margin.

Our focus on growth involved the recruitment of 33 new, highly qualified employees in the reporting period, as well as the progress made in both development work and REpower's internationalization. Completion of our innovative pp82 rotor blade, for example, allowed us to more or less round off development work on our new product, the highly cost-effective 2-megawatt REpower MM 82, which is designed for inland markets. The prototype will be erected in Grevenbroich, North Rhine-Westphalia, in a few weeks' time. We made substantial progress in positioning REpower internationally in the first quarter of 2003, in particular in France, one of our core markets. The relocation of the headquarters of our joint venture "Les Vents de France" to the French energy center of Belfort enabled us to fulfill one of the criteria for local production of wind turbines in the future. Since we were able to increase our stake in "Les Vents de France" from 50 to 80 percent, REpower will now be able to press ahead with business development in the important French market.

We are particularly proud of the fact that REpower was admitted to the TecDax segment of the German stock exchange in March 2003 as part of Deutsche Börse's re-segmentation of its indices. Only one year after it was first listed on Frankfurt's Neuer Markt, REpower was thus able to secure a place in one of Germany's new selective indices, which groups together 110 of the country's largest listed companies. This will lead to increased visibility, which should put us in a good position to improve both our share price and trading volumes for REpower's shares in the future. This is particularly important given that we are currently dissatisfied with our Company's market valuation, which has now fallen to well below the equity value.

One encouraging development in the first quarter of 2003 was the fact that we were awarded DIN EN ISO 9001:2000 certification of our quality policy. In addition, REpower's Managing Board approved the Guiding Principles of REpower Systems AG, which were developed together with our employees and which set out our long-term strategic focus and targets. As REpower has been designed to ensure sustainability, all its business processes have to satisfy three sometimes contradictory parameters — economic performance, social responsibility, and environmental responsibility. In the long term, there is enormous growth potential for CO_2-free energy sources and companies that are able to offer competitive technologies for exploiting them will be able to record above-average growth. REpower is keen to play a role in this area, and we hope that you will continue to support us in the process.

Sincerely,

Market environment

Developments in Germany
The German wind energy industry was unable to improve on the record figures of the past few years for the first time in the first quarter of 2003; instead, the number of newly installed wind turbines actually fell. In the first three months of the year, 231 wind turbines were installed with a total rated output of 357.3 megawatts. This corresponds to only 78 percent of the level recorded in the previous year, when 353 turbines with a total rated output of 457.0 megawatts were installed. In total, 13,990.0 wind turbines with a total rated output of 12,359.0 megawatts were installed at the end of March 2003, up three percent on the end of 2002. For the year as a whole, the Bundesverband Windenergie (BWE - German Wind Energy Association) predicts that rated output in Germany will total between 2,500.0 and 3,000.0 megawatts. In addition, wind energy is expected to generate enough electricity this year to cover five percent of the country's electricity requirement. (Press release issued by the Bundesverband Windenergie e.V. dated April 8, 2003).

As well as the emerging lack of cost-effective sites, which has been referred to frequently in the past, the drop in newly installed rated output in the first quarter of 2003 is probably also attributable to the general reluctance of insurance companies, banks, etc. to invest in wind energy projects as a result of the ongoing weakness on the economy as a whole.

The amendment to the EEG, which the government has already announced, will be crucial for the future of the wind energy sector in Germany. The first quarter of 2003 was therefore dominated, among other things, by the ongoing debate on the amendment to the EEG and the hardship clause for electricity-intensive companies resolved in the run-up to the amendment. The aim of the bill approved by the government on April 9, 2003, which grants privileges to energy-intensive companies, is to avoid a situation in which the EEG substantially impairs the international competitiveness of these companies. This means that in cases where the obligation to pay the costs arising as a result of the EEG constitutes unreasonable hardship in the sense that it has a material and permanent adverse effect on competitiveness, the proportion of EEG costs which utility companies can pass on to these companies can be limited. (Press release issued by the Bundesumweltministerium (Federal Ministry of the Environment) dated April 9, 2003).

International developments
Although the results for the global wind energy industry in the first quarter of 2003 have still to be published, the report entitled "World Market Update 2002", which was published by BTM Consult AsP at the end of the reporting period, provides the first detailed overview of developments on the global market in fiscal year 2002.
2002 was another record year in the wind energy industry, with the newly installed global rated output totaling 7,227.0 megawatts. 6,163.0 megawatts were installed in Europe alone, meaning that 85.0 percent of global growth was realized in Europe. Germany led the field with 3,168.0 megawatts (IWR; BTM: 3,247.0 megawatts) of newly installed output, followed by Spain (1,493.0 megawatts) and Denmark (530.0 megawatts). Outside Europe, the regions that made the most substantial contributions to the global newly installed rated output were America, with 6.8 percent (494.0 megawatts) and Southeast Asia, with 4.0 percent (291.0 megawatts). This means that the wind energy industry grew by 5.9 percent between 2001 and 2002.

In total, the global installed rated output amounts to 32,037.0 megawatts and accounts for 0.4 percent of the world's electricity generation. This means that the total installed rated output increased by 15.9 percent compared to 2001. There was also a growing global trend towards larger wind turbines: the average capacity of the wind turbines installed was 1,087.0 megawatts in 2002 as against 915.0 kilowatts in 2001.

Current forecasts expect the global wind energy industry to grow by an average of 11.2 percent between 2003 and 2007. The following developments are forecasted for the next few years:

- Moderate growth in Europe following the record year in 2002
- A comeback by the US market following last year's low increase in installed rated output
- Significant expansion of wind energy in growth markets such as Italy, Australia and Japan
- New offshore installations in Denmark, Sweden, Germany, The Netherlands, Belgium, Ireland and the UK.

Key figures for the REpower Systems Group

Key figures for Group in accordance with IAS	Jan. 1, 03 – Mar. 31, 03	Jan. 01, 02 – Mar. 31, 02
Revenue in EUR thousands	32,963	[illegible]
Gross revenue in EUR thousands	36,477	21,508
Loss from operations in EUR thousands	-1,197	-3,169
Result before income taxes and minority interest in EUR thousands	-1,283	[illegible]
Result before minority interest in EUR thousands	-920	-2,124
Net loss in EUR thousands	-1,094	-1,226

Key figures for Group in accordance with IAS Mar. 31, 2003	
Total assets in EUR thousands	174,419
Shareholders' equity in EUR thousands	107,500
Equity ratio in %	61.6
Number of no-par value shares (EUR 1)*	5,396,930
Earnings per share in EUR	-0.20
Closing price on Mar. 31, 2003 in EUR	17.72

* *Weighted average*

Business developments

Gross revenue development

Including the financial data from consolidated associates, and in particular from Denker & Wulf AG, the REpower Systems Group generated consolidated gross revenue of EUR 36.4 million, compared to EUR 21.6 million in the first three months of 2002. This corresponds to a growth rate of 68.9 percent. Although gross revenue was up on Q1 2002, REpower System AG's first quarter is traditionally weaker than the following quarters due to seasonal fluctuations.

Earnings

Earnings before interest and taxes (EBIT) amounted to EUR -1.2 million in the first quarter of the current fiscal year. The negative EBIT is due on the one hand to the expected decline in gross revenue caused by the cyclical weakness of the first quarter, and, on the other hand, to the cost structures necessary to allow the Company to realize its forecasted growth for the current fiscal year. For example, staff costs in particular rose from EUR 3.6 million in Q1 2002 to EUR 5.1 million in Q1 2003.

National developments

The Company's operating result was largely dominated by revenue generated in Germany in the first quarter of 2003. With installed rated output of 25.0 megawatts, REpower Systems AG achieved a market share of seven percent in Germany, where the total newly installed rated output amounted to 357.3 megawatts. In the same period last year, the Company had a market share of only 2.3 percent. As a result, REpower was able to improve on its starting position on the German market at the beginning of the current fiscal year (source: own calculations). The Company's marketing activities also focused on preparations for the Hannover Messe trade fair in April 2003, where REpower presented the new REpower MM 82 turbine and made a large number of German and international customer contacts.

Seasonal fluctuations

Wind turbine sales in Germany are subject to strong seasonal fluctuations. The following overview of the number of turbines installed clearly shows these fluctuations in 2001 and 2002:

	Q1	Q2	Q3	Q4	Year
2001	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2002	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Revenue and order development

The customer orders processed by the REpower Systems Group are shown below:

Wind turbine model	Q I 2003 Jan. 1, - Mar. 31		Q I 2002 Jan. 1, - Mar 31	
	No.	MW	No.	MW
MM 70	0	0	0	[illegible]
MD 70/77	14	21.0	9	[illegible]
57/1000	4	4.0	0	[illegible]
48/750	0	0	0	[illegible]
48/600	0	0	0	[illegible]
Summe	18	25.0	9	13.5

Order settlement by wind turbine model for Q1 2003 and Q1 2002

The following table shows the REpower Systems Group's booked business as of March 31, 2003 and March 31, 2002:

Wind turbine model	Mar. 31, 2003		Mar. 31, 2002	
	Number of wind turbines	Total capacity in MW	Number of wind turbines	Total capacity in MW
MM 70	[illegible]	102.0	50	[illegible]
MD 70/77	[illegible]	[illegible]	82	[illegible]
57/1000	[illegible]	50.0	[illegible]	[illegible]
48/600	[illegible]	[illegible]	[illegible]	[illegible]
Summe	140	233.0	142	231.4

REpower Systems Group's booked business as of March 31, 2003 and March 31, 2002.

The table shows that purchase agreements for 140 wind turbines with a total rated output of 233.0 MW had been concluded by the end of March 2003. Measured against the comparable prior-year figures (142 wind turbines with a rated output of 231.4 MW), both the number of wind turbines and the total rated output remain almost unchanged.

The turbines currently listed under booked business are expected to be erected in 2003 and partially in 2004. In addition, the Group's consolidated associate, Denker & Wulf AG, is expecting to realize projects with a total of 80 wind turbines in 2003.



International developments

In the first three months of 2003, particular progress was made in France, one of REpower Systems AG's core markets. The relocation of the headquarters of "Les Vents de France", REpower's French joint venture, from Paris to Belfort enabled the Company to fulfill one of the criteria for local production operations in the future. "Les Vents des France" is taking over a production facility from the French generator manufacturer Alstom. The site offers a total production area of 2,500m² which will be occupied successively as business develops. Belfort is known as a French energy center and was chosen from ten potential sites on the basis of its particularly suitable infrastructure. In addition, REpower could agree to increase its stake in "Les Vents de France" from 50 percent to 80 percent. This new majority stake will allow REpower to step up its marketing activities in France.

Another encouraging development was the order from REpower's Japanese partner "Meidensha" to supply a further four wind turbines following the shipment of the first wind turbine to Japan in 2002. The turbines will be sent to Japan in the course of fiscal year 2003.

The Company also took part in various international tenders (totaling 100 megawatts) for the first time in the first quarter of 2003. Due to the expansion of REpower's marketing activities abroad and the strengthening of its international project management business, REpower now considers itself to be in a position to tackle not only medium-sized projects, but major international projects, too.

Research and development

In the first three months of 2003, REpower's development activities focused on the 2-megawatt REpower MM 82 wind turbine, which has an enlarged rotor diameter of 82 meters and is intended for less windy sites. The MM 82, which has already generated considerable interest, is the second MM series wind turbine to hit the market following the release of the high-wind MM70 turbine last year. The prototype is scheduled to be erected in May 2003 at the test site owned by Windtest Grevenbroich GmbH in North Rhine-Westphalia. The key component of the MM 82 is the highly innovative pp82 rotor blade, which is being manufactured to order by the rotor blade manufacturer Abeking & Rasmussen. Featuring a carbon fiber hybrid structure, these blades weigh the same as the blades for the smaller 1.5-megawatt MD 70 and therefore provide the key to the excellent profitability of the MM 82. The completion of the prototype of the pp 82 in the reporting period represents a key step in the development of the 2-megawatt REpower MM 82.

Development work also concentrated on the design and production of a 60 Hz version of the MD turbines in fiscal year 2003. These wind turbines are designed for international markets such as Japan and North America. In the first quarter of 2003, REpower finished construction of the turbine ahead of schedule, allowing a 60 Hz version of the MD 70 turbine to be constructed at the Company's production facilities ready for shipment.

In the reporting period, REpower also made further progress in the development of the REpower 5M offshore turbine, which has a rated output of 5 megawatts. The master prototype of the 5M rotor blade was completed within the framework of the cooperation agreement concluded with LM Glasfiber, the Danish world market leader in rotor blade manufacturing, to develop the world's largest rotor blade, which has a diameter of over 125 meters. The remaining components for the REpower 5M are also in the production stage, which means that development of the prototype, which is due to be erected at the beginning of 2004, is well under way.

The fact that Germanische Lloyd Certification GmbH (GLC) certified the quality management system introduced throughout REpower Systems AG in line with DIN EN ISO 9001:2000 represents another welcome development. The system guarantees the standardized, high-quality implementation of all of REpower's key processes.

REpower Systems AG secured another competitive advantage in the first three months of 2003 with certification of the compliance of its turbine types with the new grid feed-in requirements ("E.on requirements"). This proves that the certified turbines meet the requirements of the grid operators, which have been tightened up as a result of the increasing proportion of electricity generated by wind energy. This ensures that REpower's multi-megawatt turbines can be connected to the power grid across Germany. In the medium term, this certification will give the Company a competitive advantage abroad, too, since international power utilities are also expected to move towards the higher standards of the German grid operators.

Employees

The number of staff employed by the REpower Systems Group as of March 31, 2003 totaled 452, up from 299 staff as of March 31 of the previous year. This increase of 153 in the number of employees within a single year represents a growth rate of 51 percent. REpower has thus been able to further increase its workforce as planned and hence prepare for the planned expansion of its business volume in terms of personnel.

REpower shares

REpower Systems AG's shares closed at EUR 17.72* on March 31, 2003. They reached their low of EUR 14,50* for the reporting period on March 14, 2003, and their high of EUR 28,38* on January 20, 2003. The average daily order book* volume totaled 5661.7 shares. The drop in the share price in spite of the fact that REpower Systems AG's fundamental data remained positive was due to a loss of confidence on the part of investors following an increasing number of negative disclosures made by other wind energy companies.
On February 2003, the new German stock market indices were drawn up as part of the re-segmentation of the stock market into the Prime and Domestic Standard. The fact that REpower Systems AG was admitted to the new TecDax index straight away is extremely significant, because it means that the Company ranks among the top 110 listed companies in Germany. Membership of these new index families will improve REpower's visibility on the international capital markets, which should have a generally positive effect on both share price development and the liquidity of the shares.

**Xetra*

Disclosures in accordance with section 20 of the Aktiengesetz (AktG - German Public Companies Act) and sections 21 ff of the Wertpapierhandelsgesetz (WpHG - German Securities Trading Act)

RE-DKW Beteiligungs GmbH, Sehestedt, has notified REpower Systems AG that it holds 28.99 percent of the voting rights as of April 1, 2002. JE/BWU Verwaltungs GmbH, Sehestedt, has notified REpower Systems AG that it holds 11.38 percent of the voting rights as of April 1, 2002. Those employees and members of their families who are members of a voting pool have notified REpower Systems AG that they together hold 5.27 percent of the voting rights as of April 1, 2002.

Outlook

REpower Systems AG expects to generate gross revenue of EUR 330 million in the current fiscal year, with projections already largely covered by current booked business and the planned own project development for 2003, which amounts to 80 megawatts. Once again, the fourth quarter will be crucial to the year as a whole, since this is traditionally when around 50 percent of total revenue is realized. With regards to EBIT, REpower is aiming to record a double-digit margin.

In the second quarter of 2003, REpower Systems AG expects to erect the prototype of the new 2-megawatt REpower MM 82 wind turbine, after development work was almost completed in the first quarter. In addition, REpower aims to erect the first MD 70 turbine, which has a rated output of 1.5 megawatts, in the Czech Republic within the next few weeks. The turbine will be erected at an altitude of around 700 meters at the Nova Fes site in the Erzgebirge mountains.

Consolidated balance sheet as of March 31, 2003 in accordance with IFRSs

Assets (EUR thou.)	Mar. 31, 2003	Dec. 31, 2002
Current assets		
Cash and cash equivalents	[illegible]	[illegible]
Investments in project companies	[illegible]	[illegible]
Construction contracts in progress	[illegible]	[illegible]
Trade receivables	[illegible]	[illegible]
Intragroups receivable due	[illegible]	[illegible]
Receivables from project companies	[illegible]	[illegible]
Inventories	[illegible]	[illegible]
Prepaid expenses and other current assets	[illegible]	[illegible]
Total current assets	150,504	[illegible]
Non-current assets		
Property, plant and equipment	[illegible]	[illegible]
Intangible assets	[illegible]	[illegible]
Goodwill	[illegible]	[illegible]
Non-current financial assets	[illegible]	[illegible]
Equity-accounted investments	[illegible]	[illegible]
Long-termloans	[illegible]	[illegible]
Deferred tax assets	[illegible]	[illegible]
Total non-current assets	23,914	[illegible]
Total assets	174,419	[illegible]

Equity and Liabilities (EUR thou.)	Mar. 31, 2003	Dec. 31, 2002
Current liabilities		
Short-term debt and current portion of long-term debt	[illegible]	[illegible]
Trade payables	[illegible]	[illegible]
Intragroup payables	[illegible]	[illegible]
Advance received from customers	[illegible]	[illegible]
Provisions	[illegible]	[illegible]
Deferred revenues	[illegible]	[illegible]
Income tax liabilities	[illegible]	[illegible]
Other current liabilities	[illegible]	[illegible]
Total current liabilities	[illegible]	[illegible]
Non-current liabilities		
Long-term debt, less current portion	[illegible]	[illegible]
Deferred tax liability	[illegible]	[illegible]
Total non-current liabilities	[illegible]	[illegible]
Minority interest	[illegible]	[illegible]
Equity		
Share capital	[illegible]	[illegible]
Share premium	[illegible]	[illegible]
Retained earnings/accumulated deficit	[illegible]	[illegible]
Total shareholders' equity	[illegible]	[illegible]
Total liabilities and shareholders' equity	[illegible]	[illegible]

Consolidated income statement (total cost (type of expenditure) format)
for the period January 1, 2003 – March 31, 2003 in accordance with IFRSs

Income statement (EUR thou.)	Jan. 1, 2003 -Mar. 31, 2003	Jan. 1, 2002 -Mar. 31, 2002
Revenues	[illegible]	[illegible]
Changes in inventories of finished goods and work in progress	[illegible]	[illegible]
Total revenues	36,417.7	21,5[illegible]
Other operating income	556.2	225.[illegible]
Cost of purchased materials and services	-28,403.2	-16,464.[illegible]
Personnel expenses	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]
Amortization (and impairment) of goodwill	-113.1	[illegible]
Other operating expenses	-3,770.4	-4,251.8
Operating income / loss	-1,197.7	-3,169.1
Interest income and expense	-6.0	33.[illegible]
Net expense from equity-accounted investments	-80.0	-1,[illegible]0.0
Result before income taxes (and minority interest)	-1,283.7	-4,507.3
Income tax expense	388.4	1,394.5
Other taxes	[illegible]	[illegible]
Result before minority interest	-920.1	[illegible]
Minority interest	-174.8	102.5
Net income / loss	-1,094.9	-2,228.5
Earnings per share	-0.20	-0.6[illegible]
Weighted average shares outstanding	5,396,937	3,601,198

Consolidated cash flow statement for the first three months of 2003

Cash flow statement (EUR thou.)	Mar. 31, 2003	Mar. 31, 2002
Cash flows from operating activities		
Net loss	[illegible]	[illegible]
Adjustments for:		
Minority interest	[illegible]	[illegible]
Depreciation and amortization	905.0	[illegible]
Increase/decrease in provisions and accurals	1,406.1	[illegible]
Gain/loss on the disposal of fixed assets	0.0	[illegible]
Change in net working capital	[illegible]	[illegible]
Net cash used in operating activities	-18,164.4	[illegible]
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	0.0	[illegible]
Purchase of property, plant and equipment	-1,874.1	[illegible]
Proceeds from sale of equipment	[illegible]	[illegible]
Net cash used in investing activities	-1,874.1	[illegible]
Cash flows from financing activities:		
Proceeds from capital increases	0.0	[illegible]
net IPO expenses	0.0	[illegible]
Changes from acquisition of own shares	-14.5	[illegible]
Dividends paid for minority interests	[illegible]	[illegible]
Cash repayments of amounts borrowings	-302.6	[illegible]
Net cash used in/from financing activities	-320.4	[illegible]
Net increase/decrease in cash and cash equivalents	-20,358.9	[illegible]
Cash and cash equivalents at beginning of period	5,441.6	[illegible]
Cash and cash equivalents at end of period	-14,917.3	[illegible]
Cash	1,147.0	[illegible]
Short-term debt	-16,064.3	[illegible]
Cash and cash equivalents at end of period	-14,917.3	[illegible]

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2003 to March 31, 2003 were prepared on the basis of the single-entity financial statements of all consolidated companies, which were prepared in accordance with the HGB (German Commercial Code) and adjusted to comply with IFRSs. The required consolidation entries were taken into account and the applicable IFRS rules regarding recognition and measurement were observed. The standards of the IASB (International Accounting Standards Board) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2002. The accounting policies applied to the consolidated financial statements for 2002 were applied unchanged to the consolidated interim financial statements as of March 31, 2003. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate. During the period between March 31, 2003 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

In the period under review, the basis of consolidation consisted of the following fully consolidated German and foreign companies:

	Proportion of ordinary share capital held by the Group	
	Mar. 31.2003 [in %]	Mar. 31.2002 [in %]
REpower Espana S.L., La Coruña, (E)	100.00	100.00
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.71	73.71

Denker & Wulf AG develops wind farm projects. Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine. "REpower España S.L." (formerly "Jacobs Energía S.L."), whose registered office is in La Coruña, Spain, was the first foreign company to be included in consolidation in 2002. This company was formed in fiscal year 2000 and started operations on October 24, 2000. Its purpose is to develop and market wind turbines in Spain.

Equity-accounted investments
The following foreign associates are included in the interim financial statements for 2003 and were measured at equity for the first time in fiscal year 2002:

	Proportion of ordinary share capital held by the Group	
	Mar. 31, 2003 [in %]	Mar. 31, 2002 [in %]
Les Vents de France S.A.S. (F)	50.00	50.00
Fermes Eoliennes de France S.A.S. (F)	50.00	50.00
Aioliki REpower A.E. (GR)	49.00	49.00
Notus Energy Pty. Ltd. (AUS)	50.00	50.00
REpower Wind Corp. (CAN)	50.00	50.00

These companies are marketing companies that develop REpower's markets outside Germany. Most of them started operating in fiscal year 2002. "Notus Energy Pty. Ltd." (Australia) and "REpower Wind Corp." (Canada) were formed in fiscal year 2002. The 50 percent equity interest in "Fermes Eoliennes de France S.A.S" was acquired on December 12, 2002.

Notes to the balance sheet

Total assets were down EUR 19,306 thousand on the comparable prior-year period. This development relates to current assets. Receivables fell by EUR 27,159 thousand: in particular receivables from project companies dropped by EUR 11,720 thousand. Cash and cash equivalents fell by EUR 10,435 thousand. Inventories, consisting of raw materials and supplies as well as wind turbines under development, increased by EUR 13,361 thousand as of the balance sheet date. The other current asset items did not change materially. Long-lived assets, in particular noncurrent assets, recorded only a relatively minor increase.

Equity fell by EUR 1,109 thousand. The Company's liabilities consist of EUR 57,126 thousand in current liabilities and EUR 7,435 thousand in noncurrent liabilities. Current liabilities fell by EUR 19,023 thousand as of the quarterly reporting date. The increase of EUR 9,924 thousand in current liabilities to banks was due to the fact that trade payables fell significantly (by EUR 15,181 thousand). Income tax liabilities fell by EUR 8,017 thousand as a result of tax payments for previous fiscal years. Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Gross revenue of EUR 36,418 thousand was generated from the sale of wind turbines and wind farms and from service and license earnings in the first three months of 2003. Compared with the prior-year period, gross revenue increased by EUR 14,869 thousand in absolute figures. In relative terms, this corresponds to an increase of 69 percent. At the same time, a higher number of employees caused staff costs to rise to EUR 5,090 thousand (comparable period: EUR 3,644 thousand), while other operating expenses fell to EUR 3,773 thousand (comparable period: EUR 4,252 thousand). These developments resulted in a three-month loss of EUR 1,095 thousand.

Notes to the cash flow statement

The cash flow statement shows a high outflow of funds totaling EUR 20,359 thousand as of the balance sheet date, due to the increase in inventories and the reduction of trade payables. On the one hand, project postponements led to higher inventory levels, while on the other, REpower exploited all possible discount advantages. At the same time, income tax liabilities fell substantially by EUR 8,017 thousand. In contrast, the high level of trade receivables at the end of 2002 was reduced by around EUR 20,386 thousand. Net cash used in investing activities totaling EUR 1,874 thousand related mainly to our Trampe facility, as well as to the expansion of our service and maintenance vehicle fleet.

The cash flow statement as of March 31, 2003 has been compared with a cash flow statement as of the prior-year reporting date. The cash flow statement as of March 31, 2002 reflects the cash flow between the quarterly financial statements as of March 31, 2002 and the consolidated financial statements as of December 31, 2001.

8.

PRESS RELEASE

Second REpower MM82 prototype installed in Kaiser-Wilhelm-Koog

Turbine will go into series production in early September 2003

Hamburg, July 9, 2003. REpower Systems AG (TecDAX, WKN 617 703), a wind energy industry leader in the multi-megawatt class in particular, has installed the second prototype of its MM82 2-megawatt turbine in Kaiser-Wilhelm-Koog. The turbine will go into series production in September 2003. Given the strong demand for this model of the MM 2-megawatt series, REpower is expecting to install around 20 further turbines with a rotor diameter of 82 meters by the end of the year.

Following the installation of the first MM82 prototype in May 2003 at the site of Grevenbroich in North Rhine-Westphalia, REpower has now installed the second turbine of this kind in Kaiser-Wilhelm-Koog, Schleswig-Holstein. The turbine will be connected to the grid later this week. From early September onwards, the MM 82 will go into series production at REpower's Husum and Trampe manufacturing sites.

REpower is planning to install around 20 further MM82 turbines this year. There is substantial customer interest, primarily due to the fact that the MM series is based on the proven MD platform, which features an excellent price/performance ratio and groundbreaking technical design, as well as particularly good reliability. With its MM82, REpower is now also offering a 2-megawatt turbine which is highly productive even at low wind speeds, in addition to the MM70 high-wind turbine, which is suitable for sites with high wind speeds, such as the Scottish coast.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high

quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contact:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

9.

PRESS RELEASE

REpower concludes contract to deliver ten MM82s for one of Germany's first offshore wind farms in the Baltic Sea

Hamburg, July 15, 2003. REpower Systems AG (TecDAX, WKN 617 703), a leading supplier of wind turbines in the multi-megawatt class in particular, is to provide ten 2-megawatt MM82 turbines for the "Baltic I" offshore wind farm. The pilot project is located north of the coast of Mecklenburg-Western Pomerania and is scheduled for construction in 2005. A total of 21 turbines are planned for the site.

The "Baltic I" offshore wind farm will be built approximately 14 to 19 kilometers north of the coast of Mecklenburg-Western Pomerania by Offshore Ostsee Wind AG. The development company acquired the entire pilot project in June of this year and is responsible for its further development and financing. Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, underlined the importance of the restructuring of responsibilities: "The project is now back on an even keel and we are expecting construction to take place in 2005 – provided that planning permission is granted on time in the first half of 2004. Major business and political forces in Mecklenburg-Western Pomerania are working together to drive forward the offshore utilization of wind energy."

REpower will provide ten of the total of 21 planned 2-megawatt turbines for the offshore wind farm. The type to be deployed is the MM82, and a special offshore version will be developed for the "Baltic I" project.

Dr. Martin Skiba, the manager responsible for Repower's Offshore unit, explained the strategic importance of the project: "We have managed to establish a reference for our turbine technology in one of the first offshore wind farms in Germany. This is a major step towards developing the offshore market segment and gaining experience for the future deployment of our REpower 5M 5-megawatt turbine, the technical design of which is based on the MD (1.5 megawatts) and MM (2 megawatts) series."

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contact:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

10.

PRESS RELEASE

REpower strengthens project development in Greece

Joint venture formed with construction company Diekat

Hamburg, July 31, 2003. REpower Systems AG (TecDAX, WKN 617 703), a leading supplier of wind turbines in the multi-megawatt class in particular, and the Greek construction company Diekat ATE are forming a joint venture: REpower Diekat AE. The new company will focus on the development, planning and implementation of wind farm projects in Greece. Based in Athens, the joint venture will start operations on September 1, 2003.

REpower Systems AG has formed a joint venture company, REpower Diekat AE, with Diekat ATE, a construction company listed on the Athens Stock Exchange. This will enable REpower to strengthen its project development activities in Greece. REpower will be the majority shareholder with a stake of 60%.

Diekat is an ideal partner for REpower in its goal of stepping up its activities on the Greek market. In particular, the construction company, which was formed in 1976, will be able to contribute its expertise in the area of infrastructure development. Diekat focuses on construction projects with a technological background and has been classified as one of the 500 most dynamic companies in Europe since 1997.* Its "Renewable Energy" division is one of the areas that Diekat wants to expand in the future.

The cooperation between REpower and Diekat will enable an optimum division of labor in the implementation of turnkey projects, in which the wind farms are handed over to the operator ready for use. Crispin Leick, Head of REpower's New Markets division and Chairman of the Board of Directors of REpower Diekat said, "This alliance with a respected Greek company is a big step forward for us. We hope to be able to implement our wind farm projects in Greece very soon with Diekat. Our areas of expertise complement each other perfectly."

REpower Diekat will start operations on September 1, 2003.

*EUROPE´S 500 - ASSOCIATION FOR DYNAMIC ENTREPRENEURS

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

About Diekat:
Diekat ATE is a leading Greek construction company. By specialising on technically demanding projects in the energy, telecommunications, and information technology fields DIEKAT was able to achieve significant growth rates over many years. Through its subsidiary DIEKAT ENERGY ABETE, DIEKAT has previously been involved in the renewable energy sector, especially in the design, construction, and operation of small hydropower stations.

Contact:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 - 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

11.

Interim Report

First Half-year 2003



Dear Shareholders,

2003 is the first year in a decade in which the number of wind turbines installed in Germany is declining. However, this is affecting REpower Systems AG less than the industry as a whole, as can be seen from the growth in our market share to 7.3 percent (REpower is now the fourth-largest manufacturer of wind turbines in Germany). Nonetheless, we did not fully escape the impact of the difficulties in the sector. Due to a number of project postponements in Q2 2003, our H1 2003 rated output of 67.0 megawatts remained flat as against the previous year.

Despite the many negative reports coming from the wind energy sector, REpower Systems AG's business developed positively in many areas. Particularly noteworthy was the successful launch of our second 2-megawatt turbine – the REpower MM82, which has been designed for use at less windy sites. Two MM82 prototypes have now been erected at sites in Grevenbroich, North Rhine-Westphalia, and Kaiser-Wilhelm-Koog (beginning of July 2003) on the Schleswig-Holstein coast. We also reached key milestones in the development of our ambitious REpower 5M offshore turbine project in H1 2003, and we are optimistic that the prototype will be erected in spring 2004. Booked business also developed well, remaining at the high level recorded for the prior-year period, despite the high installation figures for the past year. This not only reflects strong ongoing customer interest, but also shows that our products have interesting technology to offer the relatively mature German market. We have also established a good starting position for further developing our business relations in Asia with the delivery of three turbines to Japan and the development of a 60 Hz version of our MD turbine type for international markets.

The ongoing political discussion surrounding the amendment of the Erneuerbare-Energie-Gesetz (EEG - German Renewable Energies Act) continued to dominate the first half of 2003. The changes proposed in the ministerial draft prepared by the Bundesumweltministerium (German Federal Ministry for the Environment) provide a sound basis for further growth in the coming years. We feel that the cuts in rates for inland sites proposed in the draft are justifiable. In particular, REpower expects to benefit from the improvements in the amount of support provided for offshore sites located further out to sea in deeper waters, and the length of time for which this support will be provided. Sites such as these require large turbines with a rated output of four to five megawatts. Against this background, with its rated output of five megawatts, our REpower 5M offers an additional competitive edge for these sites.

At EUR 78.4 million in H1 2003, total revenue was up slightly (4 percent) on the EUR 75.3 million recorded in H1 2002. EBIT declined from EUR -0.6 million in H1 2002 to EUR -2.8 million, largely as a result of the higher cost structures required for growth in H2 2003. As already announced, our growth will be seen in the seasonally stronger second half of the fiscal year.

Overall, however, our outlook for the year as a whole is now more muted. This is due to the ongoing economic downturn which is making customers, banks, and insurance companies less willing to make investments and take risks. As the number of installed turbines and projects to date has been less than originally expected, the REpower Systems Group has now adopted a more cautious outlook for the current fiscal year 2003. REpower is working hard to achieve the ambitious growth and earnings targets it set at the beginning of the year, which are still attainable under optimal conditions. However, given the postponements in the course of the year and increasingly difficult conditions in the industry, we have now adopted a more cautious outlook for the year as a whole. In line with this, we are forecasting total revenue of EUR 290.0 million and EBIT of EUR 25.0 million. In light of the goals we have set ourselves for fiscal 2003, the Managing Board of REpower Systems AG believes that the preconditions for continuing our dividend policy will be met. This will allow our shareholders share in REpower Systems AG's successes.

Overall, given the positive developments in booked business and our growing market share, we feel that we are well positioned for the coming years despite the difficult industry environment. We hope that you will continue to support us

Sincerely,

Market environment

Developments in Germany

In the first half of 2003, 536 new wind turbines with a rated output of 835.0 megawatts were installed in Germany, as against 828 wind turbines with a rated output of 1,087.7 megawatts in the record-breaking prior-year period in 2002. This corresponds to a 23.2 percent decline. In total, 14,278 wind turbines with a total rated output of 12,823.0 megawatts were connected to the German grid at the end of June 2003 – an increase of around 7 percent as against the end of 2002. The average capacity per newly installed wind turbine was 1,558.5 kilowatts, which again confirms the trend towards larger turbines. In total, the average installed capacity of all installed turbines was 898.1 kilowatts.

Full-year estimates for 2003 predict a newly installed capacity of between 2,500.0 and 2,700.0 megawatts, as against a newly installed total rated output of 3,168.0 megawatts in fiscal 2002.

The majority of wind turbine manufacturers saw their share of the German market share decline in H1 2003. The Danish wind turbine manufacturer Vestas Windsystems A/S (26.1 percent) and REpower Systems AG (7.3 percent) were the only two companies to expand their market share (press information from the Bundesverband Windenergie/Verband deutscher Maschinen- und Anlagenbauer (German Wind Energy Association/German Machinery and Plant Manufacturers' Association) dated July 15, 2003).

Unfortunately, unfavourable wind conditions in Germany in H1 2003 are resulting in lower wind energy production for turbine operators. According to information from the IWR (the International Economic Forum for Renewable Energies), wind electricity generation in Germany in the first five months of 2003 was down significantly on the normal values for the last ten years. Among other things, this sparked an ongoing discussion in the media on how attractive investment wind energy funds are for investors. Together with the reluctance to invest and take risks on the part of customers, banks, and insurance companies, this situation did not exactly boost sales of wind turbines in Germany.

International developments

At present, no installation figures are available for the current year 2003. The international forecast in the BTM Consult ApS report published in March 2003 assumes a global newly installed rated output of 8,965.0 megawatts for 2003. This would mean that a total rated output of 41,002.0 megawatts would be installed by the end of the year. 6,200.0 megawatts of this is expected to be installed in Europe, 1,650.0 megawatts in America and 470.0 megawatts in Southeast Asia, while the rest of the world will contribute 645.0 megawatts.

Further forecasts indicate that offshore installed output will contribute 4.6 percent to projected capacity in 2003. The leading European countries in this field are Denmark with 160 megawatts, the United Kingdom with 60 megawatts, and Sweden with 40 megawatts. According to the Company's estimates, Germany is no longer expected to install any offshore output in 2003.

Key figures for the REpower Systems Group

Key figures for Group in accordance with IAS	April 1, 2003 -June 30, 2003	April 1, 2002 -June 30, 2002	Jan. 1, 2003 -June 30, 2003
Revenue in EUR thousands	44,628	[illegible]	[illegible]
Total revenue in EUR thousands	41,958	[illegible]	[illegible]
Loss/profit from operations in EUR thousands	-1,554	[illegible]	[illegible]
Result before income taxes and minority interest in EUR thousands	-1,413	[illegible]	[illegible]
Result before minority interest in EUR thousands	-1,108	[illegible]	[illegible]
Net profit/loss in EUR thousands	-1,142	1,662	[illegible]

	June 30, 2003
Total assets in EUR thousands	[illegible]
Shareholders' equity in EUR thousands	[illegible]
Equity ratio in %	[illegible]
Number of no-par value shares* (EUR 1)	5,396,065
Earnings per share in EUR	-0.41
Xetra closing price on June 30, 2003 in EUR	[illegible]

* *Weighted average*

Business development

Total revenue development

Including the financial data from consolidated associates, and in particular from Denker & Wulf AG, the REpower Systems Group generated consolidated total revenue of EUR 78.4 million, compared to EUR 75.3 million in H1 2002. Due to seasonal fluctuations in the wind industry, sales in the first half of the year regularly account for less than one third of annual revenue. However, the increase in consolidated total revenue we generated is significantly below forecasts. This is due to the reluctance on the part of investors and banks to make investments, and delays in receiving approvals.

Developments in Germany

In H1 2003, the Company's operating result again mainly reflected revenue generated in Germany. Encouragingly, REpower Systems AG increased its market share in Germany from 6.2 percent in H1 2002 to 7.3 percent in H1 2003, and is now the fourth-largest manufacturer of wind turbines in the country. The trend towards larger turbines can also be seen in REpower's sales: only megawatt-class turbines were installed in H1 2003.

In addition to its ordinary marketing activities, the Company presented its new REpower MM82 turbine at the Hannover Messe trade fair in April – a key opportunity to make a large number of German and international customer contacts.



International developments

REpower Systems AG continued to internationalize its defined core markets in the period under review. The markets concerned include European countries such as France, Greece, Spain and Italy, as well as markets outside Europe such as Japan, Australia, China and Canada. In France, the headquarters of REpower joint venture Les Vents de France were relocated from Paris to Belfort and REpower Systems AG's share in Les Vents de France was increased from 50 percent to 80 percent as a result of the capital increase implemented in Q2 2003. This means that REpower is now the majority shareholder in the French joint venture.

The first REpower Systems AG wind turbine was also erected in Nova Fes in the Czech Republic in the reporting period. The turbine erected in the Erzgebirge mountains is a REpower MD70 turbine with a rated output of 1.5 megawatts. In addition, REpower was able to strengthen its project development in Greece in H1 2003 with the preparation of REpower Diekat joint venture, which was finally formed at the beginning of Q3 together with Diekat ATE – one of Greece's leading listed construction companies. The newly formed company, headquartered in Athens, will begin operating activities with effect from September 1, 2003, and will focus on the development, planning and realization of turnkey wind farms in Greece. In Diekat, a construction company formed in 1976 that provides infrastructure expertise in particular, REpower has again found a strong local partner with which it can intensify its activities on the Greek market. REpower Systems AG holds a 60 percent interest in the joint venture, and is therefore the majority shareholder.

Three turbines were also delivered to Japan in the first half of the year following an order from our Japanese partner Meidensha.

Earnings

Earnings before interest and taxes (EBIT) amounted to EUR -2.8 million in the first half of the current fiscal year, compared to EUR -0.6 million in H1 2002. This negative EBIT figure is due on the one hand to the fact that total revenue remained low in H1, and to the EUR 3.3 million rise in staff costs associated with the projected increase in revenue on the other. In addition, license earnings were down EUR 0.8 million, as expected.

Seasonal fluctuations

Wind turbine sales in Germany are subject to strong seasonal fluctuations. The following graphic depicting the number of turbines installed by the REpower Systems Group clearly shows these fluctuations in 2001 and 2002:


80
70
60
50
40
30
20
10
0
Number
Q I
Q II
Q III
Q IV
Quarter

Revenue and order development

The following table shows the customer orders processed by the REpower Systems Group, broken down by wind turbine model:

Wind turbine model	Q II 2003 April 1 - June 30		Q II 2002 April 1 - June 30		H1 2003 Jan. 1 - June 30		H1 2002 Jan. 1 - June 30	
	No.	MW	No.	MW	No.	MW	No.	MW
MM82	[illegible]	2.0	[illegible]	[illegible]	[illegible]	2.0	[illegible]	[illegible]
MM70	[illegible]	10.0	[illegible]	2.0	[illegible]	10.0	[illegible]	[illegible]
MD70/77	20	30.0	34	51.0	34	51.0	[illegible]	[illegible]
57/1000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4.0	[illegible]	[illegible]
48/600	[illegible]	[illegible]	6	3.6	[illegible]	[illegible]	[illegible]	[illegible]
	26	42.0	41	56.6	44	67.0	48	[illegible]

The table shows that the number of wind turbines fell from 48 in H1 2002 to 44 in H1 2003. This corresponds to a decline of around eight percent. The Company was unable to continue the encouraging trend of Q1 2003, as some orders have been postponed and will now be processed in H2 2003.

The installation figures include a prototype MM 82, which was installed at the test site in Grevenbroich (North Rhine-Westphalia).

The following table shows REpower Systems AG's booked business as of June 30, 2003 and June 30, 2002:

Wind turbine model	June 30, 2003		June 30, 2002	
	Number of wind turbines	Total capacity in MW	Number of wind turbines	Total capacity in MW
MM82	8	16.0	[illegible]	[illegible]
MM70	52	104.0	50	[illegible]
MD70/77	[illegible]	139.5	93	[illegible]
57/1000	[illegible]	5.0	11	[illegible]
	158	264.5	164	[illegible]

By definition, this includes all orders signed by customers (not including Denker & Wulf AG), that are generally subject to conditions precedent. For example, booked business includes an order for 50 MM70 turbines and one for 25 MD77 turbines, which existed as of June 30, 2002. The implementation of these orders will be delayed further as a result of project postponements, although we still expect to implement these projects at a later date. In total, new purchase agreements for 62 wind turbines had been concluded as of June 30, 2003, plus a further 19 as of mid-August. In addition, Denker & Wulf AG is expecting to install a further 70 in H2 2003, after seven wind turbines in H1.

Research and development

REpower Systems AG drove forward the expansion of its product portfolio in H1 2003. One area on which REpower Systems AG's engineers and technicians - who now number around 80 – focused was completing the development of the 2-megawatt REpower MM82 wind turbine, which has an enlarged rotor diameter of 82 meters and is intended for less windy sites. Following the installation of the first MM82 prototype in May at an inland site at Grevenbroich, North Rhine-Westphalia, REpower has now installed the second turbine of this type in Kaiser-Wilhelm-Koog, on Schleswig-Holstein's North Sea coast. From the beginning of September 2003 onwards, this new turbine, which is also extremely cost-effective at low wind speeds, will be manufactured at REpower's Husum and Trampe production facilities, alongside the high-wind MM70 turbine, which is suitable for sites with high wind speeds.

The key component of the new MM82 turbine is the highly innovative pp82 rotor blade. Following its completion, the prototype of the pp82 blade was successfully tested in the reporting period. Rotor blade manufacturer Abeking & Rasmussen began series production of the blade, whose carbon fiber hybrid structure is responsible for the excellent profitability of the MM82 in the period under review.

The design and production of a 60 Hz version of its MD turbines has also provided REpower Systems AG with an attractive product for international markets in Asia and America as from H1 2003. The first turbines have already been delivered to Japan.

The development of the REpower 5M is progressing as planned. In addition to the completion of the master prototype of the 5M rotor blade, the key development phases were also completed for all the other main components in the reporting period. The primary goal was to ensure high technical availability along with innovative and economically attractive solutions. To achieve this, REpower is building on the technical design of and the know-how acquired in its proven MD and MM turbines. The REpower 5M consists of a triple-bladed rotor with electrical blade angle adjustment, an easily dismantled drivetrain with a double-bearing-mounted rotor shaft, combined planetary/spur gearing and a double-feed asynchronous generator.

At the beginning of the second quarter, Germanische Lloyd Certification GmbH (GLC) certified the quality management system implemented throughout REpower Systems AG as complying with DIN EN 9001:2000.

In addition, the development center was strengthened by the appointment of six additional employees specializing in simulations during the reporting period, among other things. This is particularly important in relation to accelerating development activities, as key questions can now be settled in advance using computer simulations.

Employees

The number of staff employed by the REpower Systems Group at the end of H1 totaled 481, as against 348 in the prior-year period. This represents a rise in the number of employees of 133, which corresponds to an increase of 38 percent. The largest increase in staff were recorded in the area of service and maintenance (36 new employees). REpower currently employs 27 trainees.

The Company thus again succeeded in attracting qualified employees as planned in Q2 2003, in line with the planned growth in business volumes in H2 2003.

REpower shares

The price of REpower Systems AG's shares fluctuated in H1 2003. Following a good start to the year and a high of EUR 28.38 on January 20, 2003, REpower AG's shares hit their all-time low of EUR 14.50 on March 14, 2003, even though the Company had not made any negative announcements. Despite the publication of the Company's annual results for fiscal 2002 on March 26, 2003, in which the Company announced that it had exceeded all its projected targets for the year as a whole, REpower's share price failed to recover. In addition to the ongoing economic slump, this could be due to the loss of investor confidence in the wind energy industry as a whole, following an increasing number of negative announcements by other companies. In the last week of April, the price of REpower shares began to rise with the shares reaching their Q2 2003 high of EUR 25.94 on May 7, 2003, shortly after REpower Systems AG's General Meeting. The share price remained at a slightly lower level over the following weeks – even after the publication of the Company's strong Q1 results on May 22, 2003. A negative trend emerged in mid-June 2003, despite the lack of any justification in the form of Company announcements. The price fell to EUR 19.42 on June 23, closing Q2 at EUR 20.66 on June 30, 2003.

Unlike the share price performance, trading volumes were extremely encouraging. After an average daily turnover of 5,662 in Q1 2003, this figure rose to around 8,480 in the last three months of H1 2003 following REpower Systems AG's admission to the TecDAX.

Investor relations activities in H1 2003 were mainly connected with the publication of our figures for fiscal 2002 and the Q1 2003 results. Following publication of the results in each case, small-scale roadshows were organized in London, France, Zurich and Basel, where a large number of REpower Systems AG's institutional investors are headquartered. Numerous meetings were also held with investors at the Company's headquarters in Hamburg. A larger event on "Offshore Installations and REpower" was also organized for wind energy industry analysts and others as part of the Hannover Messe wind trade fair on April 7, 2003. In addition, the public was kept informed of relevant new Company developments via press releases.

The second Annual General Meeting of REpower Systems AG as a listed company was held in Hamburg on May 6, 2003. 63.23 percent of the share capital was represented. Items on the agenda were passed by a large majority, i.e. over 99.5 percent. It should be noted that REpower was authorized to acquire own shares corresponding a total of EUR 540,000 of the share capital for certain defined purposes. The Annual General Meeting also resolved an employee stock option program and a dividend payment of EUR 0.60 per share.

Dividend

REpower Systems AG paid the dividend of EUR 0.60 per share in the share capital resolved by the Ordinary General Meeting on May 6, 2003 to its shareholders on May 7, 2003. The total payment amounted to EUR 3,240,718.80.

Shares and shareholdings of members of executive bodies and employees

The General Meeting of May 6, 2003 authorized the Company to acquire its own shares. The Company has not exercised this right.

Declaration of conformity with the German Corporate Governance Code

In accordance with section 161 of the Aktiengesetz (AktG - German Public Companies Act) in conjunction with section 15 of the Einführungsgesetz zum Aktiengesetz (EGAktG - Introductory Act to the German Public Companies Act), the Managing Board issued a declaration of conformity with the German Corporate Governance Code within the required period on December 23, 2002 and has made it available to shareholders on REpower Systems AG's homepage.

Outlook

As the number of installed turbines and projects to date has been less than originally expected, the REpower Systems Group has now adopted a more cautious outlook for the current fiscal year 2003. REpower is working hard to achieve the ambitious growth and earnings targets it set at the beginning of the year, which are still attainable under optimal conditions. However, given the postponements in the course of the year and increasingly difficult conditions in the industry, we have now adopted a more cautious outlook for the year as a whole. In line with this, we are forecasting total revenue of EUR 290.0 million and EBIT of EUR 25.0 million. As a result, earnings per share will amount to EUR 2.60. As the lower total revenue will also impact the Repower Systems Groups's margins, we are currently assuming that the Group will no longer be able to achieve a double-digit EBIT margin.

REpower System AG is well positioned for the future overall, given its current levels of booked business and its growing market share. In particular, our entry into foreign markets will make a key contribution to growth in 2004. The company expects once again to achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole. In view of these developments, the Managing Board of REpower Systems AG believes that the preconditions for continuing its dividend payments will be met.

Consolidated balance sheet as of June 30, 2003 in accordance with IAS

Assets (EUR thou.)	June 30, 03	Dec. 31, 02
Current assets		
Cash and cash equivalents	[illegible]	[illegible]
Investments in project companies	[illegible]	[illegible]
Construction contracts in progress	[illegible]	[illegible]
Trade receivables	[illegible]	[illegible]
Intragroups receivable due	[illegible]	[illegible]
Receivables from project companies	[illegible]	[illegible]
Inventories	63,158.2	[illegible]
Deferred tax	[illegible]	[illegible]
Prepaid expenses and other current assets	[illegible]	[illegible]
Total current assets	[illegible]	[illegible]
Non-current assets		
Property, plant and equipment	20,862.4	[illegible]
Intangible assets	2,039.4	[illegible]
Goodwill	[illegible]	[illegible]
Non-current financial assets	729.8	[illegible]
Equity-accounted investments	976.9	[illegible]
Long-termloans	1,169.4	[illegible]
Deferred tax assets	0.0	[illegible]
Total non-current assets	26,074.1	22,968.6
Total assets	173,706.3	[illegible]

Equity and Liabilities (EUR thou.)	June 30, 03	Dec. 31, 02
Current liabilities		
Short-term debt and current portion of long-term debt	20,544.1	[illegible]
Acceptance liability	[illegible]	[illegible]
Trade payables	[illegible]	24,103.[illegible]
Intragroup payables	[illegible]	[illegible]
Advance received from customers	[illegible]	[illegible]
Provisions	[illegible]	[illegible]
Deferred revenues	[illegible]	[illegible]
Income tax liabilities	[illegible]	[illegible]
Other current liabilities	[illegible]	[illegible]
Total current liabilities	59,579.0	75,860.2
Non-current liabilities		
Long-term debt, less current portion	5,900.[illegible]	[illegible]
Deferred tax liability	[illegible]	[illegible]
Total non-current liabilities	[illegible]	[illegible]
Minority interest	2,126.[illegible]	[illegible]
Equity		
Share capital	[illegible]	[illegible]
Share premium	[illegible]	[illegible]
Retained earnings/accumulated deficit	[illegible]	[illegible]
Total shareholders' equity	[illegible]	[illegible]
Total liabilities and shareholders' equity	173,706.3	[illegible]

Consolidated income statement (total cost (type of expenditure) format) for the period January 1, 2003 – June 30, 2003 in accordance with IAS

Income statement (EUR thou.)	April 1, 03 -Jun. 30, 03	April 1, 02 -Jun. 30, 02	Jan. 1, 03 -Jun. 30, 03	Jan. 1, 02 -Jun. 30, 02
Revenue	[illegible]	[illegible]	[illegible]	[illegible]
Changes in inventories of finished goods and work in progress	-2,832.1	[illegible]	[illegible]	[illegible]
Total revenue	41,995.8	57,296.3	[illegible]	[illegible]
Other operating income	[illegible]	[illegible]	1,092.6	[illegible]
Cost of purchased materials and services	-32,713.7	-41,372.9	[illegible]	[illegible]
Personnel expenses	[illegible]	-4,203.9	[illegible]	[illegible]
Depreciation and amortization	-636.9	-569.6	-1,278.3	[illegible]
Amortization (and impairment) of goodwill	-113.1	-113.1	-226.2	[illegible]
Other operating expenses	-4,569.0	[illegible]	-8,342.5	[illegible]
Operating income / loss	-1,654.1	2,569.3	-2,751.8	[illegible]
Interest income and expense	161.8	120.4	[illegible]	[illegible]
Net expense from equity-accounted investments	-20.7	0.0	-100.8	[illegible]
Result before income taxes (and minority interest)	-1,413.0	2,689.7	-2,696.7	[illegible]
Income tax expense	[illegible]	-1,099.7	871.4	[illegible]
Other taxes	-178.7	-12.8	-203.5	[illegible]
Result before minority interest	-1,108.7	1,577.2	-2,028.8	[illegible]
Minority interest	-35.6	-15.2	-210.4	[illegible]
Net income / loss	-1,144.2	1,562.0	-2,239.2	[illegible]
Earnings per share	-0.21	0.29	-0.41	[illegible]
Weighted average shares outstanding	5,401,198	5,401,198	[illegible]	[illegible]

Consolidated cash flow statement for H1 2003

Cash flow statement (EUR thou.)	Jan. 1, 03 -June 30, 03	Jan. 1, 02 -June 30, 02
Cash flows from operating activities		
Net loss	[illegible]	[illegible]
Adjustments for:		
Minority interest	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]
Increase/decrease in provisions and accurals	[illegible]	[illegible]
Gain/loss on the disposal of fixed assets	[illegible]	[illegible]
Change in net working capital	[illegible]	[illegible]
Net cash used in operating activities	[illegible]	[illegible]
Cash flows from investing activities:		
Increase/decrease of fixed assets	[illegible]	[illegible]
Proceeds from sale of equipment	[illegible]	[illegible]
Net cash used in investing activities	[illegible]	[illegible]
Cash flows from financing activities:		
Proceeds from capital increases	[illegible]	[illegible]
net IPO expenses	[illegible]	[illegible]
dividend payment for 2002	[illegible]	[illegible]
Changes from acquisition of own shares	[illegible]	[illegible]
Dividends paid for minority interests	[illegible]	[illegible]
Cash repayments of amounts borrowings	[illegible]	[illegible]
Net cash used in/from financing activities	[illegible]	[illegible]
Net increase/decrease in cash and cash equivalents	[illegible]	[illegible]
Cash and cash equivalents at beginning of period	[illegible]	[illegible]
Cash and cash equivalents at end of period	[illegible]	[illegible]
Cash	[illegible]	[illegible]
Short-term debt	[illegible]	[illegible]
	[illegible]	[illegible]
Cash and cash equivalents at end of period	[illegible]	[illegible]

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2003 to June 30, 2003 were prepared on the basis of the local GAAP single-entity financial statements of all consolidated companies and adjusted to comply with IFRSs. The required consolidation entries were taken into account and the applicable IFRS rules regarding recognition and measurement were observed.

The standards of the IASB (International Accounting Standards Board) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2002. The accounting policies applied to the consolidated financial statements for 2002 were applied unchanged to the consolidated interim financial statements as of June 30, 2003. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate.

During the period between June 30, 2003 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position, or results of operations of the Group.

Basis of consolidation

In the period under review, the basis of consolidation consisted of the following fully consolidated German and foreign companies:

	Proportion of ordinary share capital held by the Group	
	Jun. 30, 03 [in %]	Dec. 31, 02 [in %]
REpower Espana S.L., La Coruña, (E)	100.00	100.00
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	[illegible]
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.72	[illegible]

The Spanish company REpower Espana S.L., which is based in La Coruna develops and markets wind turbines in Spain. Denker & Wulf AG develops wind farm projects. Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine.

Equity-accounted investments

The following foreign associates are included in the interim financial statements for H1 2003 and were measured at equity for the first time as of the reporting date December 31, 2002:

	Proportion of ordinary share capital held by the Group	
	Jun. 30, 03 [in %]	Dec. 31, 02 [in %]
Les Vents de France S.A.S. (F)	50.00	50.00
Fermes Eoliennes de France S.A.S. (F)	50.50	[illegible]
Aioliki REpower A.E. (GR)	49.00	[illegible]
Notus Energy Pty. Ltd. (AUS)	50.00	50.00
REpower Wind Corp. (CAN)	50.00	[illegible]

These companies are marketing companies that develop REpower's markets outside Germany. Most of them started operating in fiscal 2002. The 50 percent equity interest in Les Vents de France was increased to around 80 percent; the final increase had not taken legal effect as of June 30.

Notes to the balance sheet

Total assets were down EUR 20,018 thousand as against the end of 2002. This development relates to current assets. Trade receivables dropped by EUR 50,588 thousand, whereas receivables from project companies declined by a further EUR 11,754 thousand. Cash and cash equivalents fell by EUR 11,032 thousand. Inventories, consisting of raw materials and supplies as well as wind turbines under development, increased by EUR 10,024 thousand as of the balance sheet date. In contrast, work in progress in accordance with IAS 11 (percentage of completion method) increased by EUR 29,490 thousand, as turbines have been produced in advance and stockpiled steadily for the strong H2 2003. These turbines will be billed in Q4. Noncurrent assets rose by EUR 3,046 thousand in the reporting period. Investments related to all German sites, and to investments in the MM 82 prototypes in Grevenbroich.

Equity fell by EUR 5,494 thousand as a result of the loss in H1 2003 and the dividend payment for 2002. The Company's liabilities consist of EUR 59,579 thousand in current liabilities and EUR 8,885 thousand in noncurrent liabilities. Current liabilities fell by EUR 16,281 thousand as of the reporting date. The EUR 14,403 thousand rise in current liabilities to banks is due to the clear drop in trade payables of EUR 10,849 thousand and a EUR 12,289 thousand reduction in income tax liabilities as a result of tax payments for previous fiscal years. On balance, provisions remained virtually unchanged. Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Total revenue of EUR 78,414 thousand was generated from the sale of wind turbines and wind farms, and from service and license earnings in H1 2003. Compared with the prior-year period, total revenue increased by EUR 3,067 thousand in absolute figures. In relative terms, this corresponds to an increase of four percent. At the same time, a higher number of employees caused staff costs to rise to EUR 11,143 thousand (comparable period: EUR 7,847 thousand), while other operating expenses were kept down at EUR 8,343 thousand (comparable period: EUR 9,265 thousand). As a result of the high level of investments in the last six months, depreciation and amortization rose EUR 387 thousand as against the comparable period. These developments resulted in a six-month loss of EUR 2,239 thousand after taxes. Earnings per share were down to EUR -0.41 after EUR -0.15 in the comparable period.

Notes to the cash flow statement

The cash flow statement shows a high outflow of funds totaling EUR 25,435 thousand as of the balance sheet date, due to the increase in inventories and the reduction of trade payables. On the one hand, project postponements led to higher inventory levels, while on the other, REpower exploited all its options to reduce procurement and logistics costs. The Company was able to leverage opportunities for discounts and price cuts for suppliers by taking out low-interest, short-term loans. In the reporting period, this resulted in a positive financial result of EUR 156 thousand. At the same time, income tax liabilities for 2001 and 2002 declined considerably, by EUR 12,289 thousand. In contrast, the high level of trade receivables at the end of 2002 was reduced by EUR 50,588 thousand. Net cash used in investing activities of EUR 4,723 thousand primarily related to the Trampe site, and to a warehouse built in Husum. The MM 82 prototype is still reported under additions. The service and maintenance vehicle fleet was expanded.

The cash flow statement as of 30 June, 2003 has been compared with a cash flow statement as of the prior-year reporting date. The cash flow statement as of 30 June, 2002 reflects the cash flow between the half-yearly financial statements as of 30 June, 2002 and the consolidated financial statements as of December 31, 2001.

28. August 2003

REpower Systems

AD HOC Disclosure

Slight rise in total revenue
H1 2003 EBIT totals EUR -2.8 million
Outlook for year as a whole more cautious

REpower Systems AG (TecDAX, WKN 617703), recorded total revenue of EUR 78.4 mill. in the first half of 2003, as against EUR 75.3 mill. in 2002. This represents an increase of four percent. In H1 2003, 44 wind turbines with a rated output of 67.0 MW were delivered/installed. Despite a seasonally weak first half, this was significantly below original planning due to a number of project postponements. Nonetheless, REpower Systems AG managed to significantly increase its market share in Germany from 6.2 percent (H1 2002) to 7.3 percent in the first half of 2003. EBIT was negative at EUR -2.8 mill. in H1 2003, after EUR -0.6 mill. in the first half of 2002. This negative EBIT figure is due to low total revenue and to the higher cost structures associated with the projected increase in revenue. The net loss in the H1 2003 amounted to EUR -2.2 mill., compared with a net loss of EUR -0.7 mill. in the first half of 2002. Earnings per share totaled EUR -0.41 after EUR -0.15 in H1 2002. As of the end of June 2003, booked business included purchase agreements for 158 wind turbines with a total rated output of 264.5 MW. This corresponds to a volume of around EUR 225.0 mill.. New purchase agreements for 62 turbines (with a volume of EUR 80.0 mill.) were concluded in the first half of 2003. A comparison with the order figures for the end of June 2002 (154 wind turbines and 250.5 MW, for a volume of EUR 211.8 mill.) reveals that orders have remained virtually unchanged at the same high level. The Group's consolidated associate Denker & Wulf AG has implemented projects with a total of seven wind turbines and 10.5 MW so far in 2003. Approximately 70 further wind turbines (around 105 MW) are scheduled for construction in 2003. REpower's original growth targets for full-year 2003 are still attainable under optimal conditions. However, given the postponements in the course of the year and increasingly difficult conditions in the industry, the company assumes a more cautious outlook, forecasting total revenue of EUR 290 mill. (2002: EUR 251 mill.) and EBIT of EUR 25 mill.. On this basis, earnings per share will amount to around EUR 2.60. In view of these developments, the Managing Board believes that the preconditions for continuing its dividend payments will be met.

The complete interim report and further information is available at www.repower.de or by contacting:

REpower Systems AG

Isabelle von Grone*
Investor Relations
Phone: +49 – 40 – 53 93 07– 23
Fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

Bettina Linden
Corporate Communications &
Public Relations
Phone: +49 – 40 – 53 93 07– 14
Fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

PRESS RELEASE

Slight rise in total revenue;
H1 2003 EBIT totals EUR-2.8 million
Clear growth in market share
Outlook for year as a whole more cautious

Hamburg, August 28, 2003. REpower Systems AG (TecDAX, WKN 617703), a wind energy industry leader, recorded total revenue of EUR 78.4 million in the first half of 2003, as against EUR 75.3 million in 2002. This represents an increase of four percent. EBIT in the first half of 2003 totaled EUR-2.8 million after EUR-0.6 million in the same period of 2002 due to seasonally low total revenue. At 264.5 megawatts as of June 30, 2003, booked business remained at a high level (prior-year figure: 250.5 megawatts). Despite the positive booked business recorded, the outlook for the year as a whole is more muted as a result of project postponements.

In the first half of 2003, 44 wind turbines were installed in Germany and delivered to Japan. This represents an installed rated output of 67.0 megawatts compared with 48 turbines installed and a rated output of 67.1 megawatts in the first half of 2002. Due to seasonal fluctuations in the wind industry, sales in the first half of the year regularly account for less than one third of annual revenue. As a result of project postponements, the growth in total rated output was significantly below original planning. Nonetheless, this total rated output enabled REpower Systems AG to significantly increase its market share from 6.2 percent (H1 2002) to 7.3 percent in the first half of 2003, making it the fourth-largest manufacturer of wind turbines in Germany.

In the first half of 2003, EBIT was still negative at EUR-2.8 million after EUR-0.6 million in the first half of 2002. This negative EBIT figure is due on the one hand to the fact that total revenue was still low in H1, and to the EUR 3.3 million rise in staff costs associated with the projected increase in revenue in the course of the year on the other.

The net loss in the first half of 2003 amounted to EUR-2.2 million, compared with a net loss of EUR-0.7 million in the first half of 2002. Earnings per share totaled EUR-0.41 after EUR-0.15.

As of the end of June 2003, booked business included purchase agreements for 158 wind turbines with a total rated output of 264.5 megawatts. This corresponds to a volume of around EUR 225.0 million. Purchase agreements for 62 turbines with a volume of EUR 80.0 million were concluded in the first half of 2003. A comparison with the order figures for the end of June 2002 (154 wind turbines and 250.5 megawatts and a volume of EUR 211.8 million) reveals that orders have remained virtually unchanged at the same high level. The Group's consolidated associate Denker & Wulf AG has implemented projects with a total of seven wind turbines and 10.5 megawatts so far in 2003; a further 70 turbines entailing around 105 megawatts are planned for 2003.

The Company has now adopted a more muted outlook for the year as a whole due to a number of project postponements. CFO Jens-Peter Stöhr said: "We are working hard to achieve our ambitious growth and earnings targets it set at the beginning of the year, which are still attainable under optimal conditions. However, given the postponements in the course of the year and increasingly difficult conditions in the industry, we are assuming a more cautious outlook for the year: In line with this, we are forecasting total revenue of EUR 290 million (2002: EUR 251 million) and EBIT of EUR 25.0 million. On this basis, earnings per share will amount to around EUR 2.60." He continued, "Given the lower total revenue we will not be able to achieve a double-digit EBIT margin."

REpower Systems AG is well positioned for the future overall, given the positive developments in its booked business and its growing market share. In particular, the entry into foreign markets will make a key contribution to growth in 2004. "We expect once again to achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole in the next fiscal year," CEO Prof. Fritz Vahrenholt commented on the Company's medium-term prospects. In view of these developments, the Managing Board of REpower Systems AG believes that the preconditions for continuing its dividend payments will be met.

Notes
Key figures for the REpower Systems Group

Key figures for Group in accordance with IFRSs	Consolidated Jan. 1, 2003 – Jun. 30, 2003	Consolidated Jan. 1, 2002 – Jun. 30, 2002
Revenue in € thousands	[redacted]	73,218.5
Total revenue in € thousands		75,346.2
Loss from operations in € thousands		-599.8
Result before income taxes and minority interest in € thousands		-817.6
Result before minority interest in € thousands		-546.8
Net loss in € thousands		-664.5

Key figures for Group in accordance with IFRSs	Jun. 30, 2003
Total assets in € thousands	173,706.3
Shareholders' equity in € thousands	103,115.9
Equity ratio in %	59.4
Number of no-par value shares* (€1)	5,399,065
Earnings per share in €	-0.41
Closing price Xetra on Jun. 30, 2003 in €	20.66

* Weighted average

Customer orders processed by the REpower Systems Group by quarter for 2001 and 2002

Quarter	QI	Q II	QIII	QIV	Total
No. of turbines in 2001	16	22	25	56	[redacted]
MW in 2001	15.45	15.20	25.80	67.30	
No. of turbines in 2002	9	42	34	73	
MW in 2002	13.50	58.10	50.10	105.30	

Installed wind turbine models for H1 2003 and H1 2002

Wind turbine model	H 1 2003 Jan. 1. – Jun. 30 No.	 MW	H 1 2002 Jan. 1. – Jun. 30 No.	 MW
MM 82	1	2.0		
MM 70	5	10.0	1	2.0
MD 70/77	34	51.0	41	61.5
57/1000	4	4.0		
48/600			6	3.6
	44	**67.0**	**48**	**67.1**

The following table shows the REpower Systems Group's booked business as of June 30, 2003 and June 30, 2002:

Wind turbine model	Jun. 30, 2003 Number of wind turbines	 Total capacity in MW	Jun. 30, 2002 Wind turbine model	 Number of wind turbines
MM 82	8	16.0		
MM 70	52	104.0	50	100.0
MD 70/77	93	139.5	93	139.5
57/1000	5	5.0	11	11.0
	158	**264.5**	**154**	**250.0**

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

Publication of the H1 results will be accompanied by a conference call for analysts and journalists. You can listed to a recording of this conference call by dialing +49-69-92053444 between 11.00 p.m. (CET) on August 28, 2003 and August 29, 2003.

12.

PRESS RELEASE

REpower Systems AG: Thomas Franck new Managing Board member for domestic and foreign distribution

Hamburg, September 4, 2003. Thomas Franck is the new Managing Board member for domestic and foreign distribution at REpower Systems AG (TecDAX, SIN 617703). He was appointed to the company's Managing Board with immediate effect at yesterday's regular meeting of the Supervisory Board. The 47-year old will initially focus on expanding the company's foreign sales. Managing Board member Hugo Denker, 58, will leave the company by mutual consent on December 31, 2003. The Supervisory Board and Managing Board would like to thank Mr. Denker for his outstanding contribution to the establishment and successful development of the REpower Systems Group.

Thomas Franck is 47 years old and a native of Luxembourg. A graduate engineer, he studied mechanical engineering at ETH Zurich and obtained a Master of Business Administration from INSEAD Business School in Fontainebleau, France.

Franck has worked in a number of positions for companies in Luxembourg, Switzerland, Japan and France since 1985. Previous stages in his career included the Japanese-Swiss joint venture AMMAN YANMAR S.A., where he was managing director for ten years, LONZA AG, Switzerland and ARBED S.A., Luxembourg. Most recently, Franck was the manager of Luxembourg company MUNHOWEN. "With Thomas Franck, we have attracted an experienced international manager who will use his expertise to drive forward our foreign sales activities in particular", said Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

13.

PRESS RELEASE

REpower to supply one of Germany's largest repowering projects

Installation of 14 REpower wind turbines

Hamburg, September 18, 2003. REpower Systems AG (TecDAX, WKN 617 703), a leading supplier of wind turbines in the multi-megawatt class in particular, is to supply what is currently the largest repowering project in Germany – the Reußenköge wind farm in Schleswig-Holstein. 21 wind turbines will be erected in the first phase of construction, 14 of which will be manufactured by REpower. All in all, 38 state-of-the-art multi-megawatt turbines with a total output of 76 megawatts will replace the existing "old- generation" wind turbines.

REpower will be supplying a total of 14 turbines for the first phase of construction, three from the proven 1.5-megawatt MD series, and eleven from the high-performance 2-megawatt MM series. This represents an order volume of around €20 million. The turbines will be installed by the end of the year; the first turbine, an MM82 with a rotor diameter of 82 meters, will be commissioned in the next few days.

A total of eight REpower MM82 turbines – the model presented at the Hanover Industrial Fair in April which has a rotor diameter of 82 meters – will be erected at the Reußenköge wind farm. Series production of the MM82 began in August as planned.

The Reußenköge wind farm is one of the largest repowering projects in Germany. Repowering involves the replacement of old, small, first-generation wind turbines with state-of-the-art multi-megawatt turbines, which have up to 5 times the rated

output of their predecessors. When the repowering project at the Reussenköge wind farm has been completed, 38 new turbines will have replaced the 30 old turbines. This will give the wind farm an installed output of 76 megawatts and will produce around seven times the energy output.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

14.

PRESS RELEASE

REpower presents REpower 5M – the world's largest wind turbine – at HUSUMwind

Other trade fair news:

- ISP⊕ full-service maintenance package
- Formation of REpower UK joint venture

Husum, September 23, 2003. REpower Systems AG (TecDAX, WKN 617 703), a leading supplier of wind turbines in the multi-megawatt class in particular, will today present the world's largest wind turbine, the REpower 5M, to the general public for the first time at the HUSUMwind 2003 trade fair (September 23-27, 2003). The prototype will be erected onshore in early 2004 in Brunsbüttel, Schleswig-Holstein. Plans are being drawn up to erect other turbines at additional onshore test sites in preparation for a rapid market launch in 2004. In another trade fair first, REpower is introducing ISPplus, its 12-year full-service maintenance package; in addition, it will be founding the REpower UK joint venture at the leading trade fair for the wind industry.

With a rated output of 5 megawatts, a rotor diameter of 126.5 meters and a rotor swept area of over 12,000 square meters, the REpower 5M is currently the largest wind turbine in the world. It was primarily developed for offshore applications. The technical design of the offshore giant is based on the proven MD and MM series. The REpower 5M has a modular drive train with a double-bearing on the main shaft and a combined planetary/spur gearing that has been optimized for the turbine's intended application. The longest rotor blade ever built, which was developed in cooperation with the manufacturer, LM Glasfiber A/S, ensures high yields.

"Our development work focused in particular on maximum turbine reliability and ease of service. The REpower 5M builds on our proven turbine design, but also in-

troduces a large number of innovative details. This has given us a pole position in the new offshore market segment," said Chief Technology Officer Matthias Schubert.

The prototype of the turbine will be erected in early 2004 at the Brunsbüttel onshore test site. The onshore version will have a hub height of 120 meters, making the turbine as a whole over 180 meters tall. Approval for the deviation from regional planning targets has already been received.

Prof. Fritz Vahrenholt, CEO of REpower Systems AG, emphasized the importance of offshore wind power for the future energy mix: "Offshore wind power has the unlimited support of all political forces in Germany. Ambitious offshore technology is the only realistic means of achieving the government's goal of generating 12.5 percent of energy consumption from renewable energies in 2010."

REpower is planning a rapid market launch for the 5M. Plans to erect the wind turbine at additional test sites in the course of 2004 have reached an advanced stage.

In another launch at the wind industry's leading trade fair, REpower Systems AG introduced its Integrated Service Package plus (ISPplus). This long-term full-service maintenance package covers all maintenance and repair work for turbines and guarantees operators 97 percent availability in the first five years, and 96 percent thereafter.

On Friday, 26 September 2003, REpower will found its REpower UK joint venture at the Husumwind trade fair in the presence of British energy minister Stephen Timms.

REpower 5M technical data	
Rated output	5 megawatts
Rotor diameter	126.5 m
Cut-in speed	3.5 m/s
Nominal wind speed	13.0 m/s
Cut-out wind speed	
Offshore variant	30 m/s
Onshore variant	25 m/s
Speed range (normal operations)	Approx. 6.9 – 12.1 min-1

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

15.

OSTWIND Group Press Release
Husum, September 25, 2003

Master agreement for "Fruges" model wind power project in northern France signed at HUSUMwind trade fair

OSTWIND and REpower team up for "Tour de Vent"

Wind turbine production planned in Pas de Calais following successful pilot project

One week after the French President and the German Chancellor announced joint efforts to promote wind power, two leading companies in the German wind market have seized the initiative: the OSTWIND Group and REpower Systems AG today agreed a master agreement covering extensive cooperation on the Fruges wind project in northern France. The wind farms developed there by OSTWIND will largely be fitted with Repower turbines (expected total output: approximately 200 MW). The agreement includes plans to establish a new production facility in the area.

Approval procedures are currently ongoing in the Pas de Calais département for an OSTWIND project that is exemplary for the whole of France. A total of 134 turbines with an output of 225 MW will be erected in the Fruges wind region. OSTWIND's French subsidiary, OSTWIND INTERNATIONAL, expects to receive planning permission for the project in the course of the fall. The site is located roughly 40 km inland from the coast of the English Channel - making it one of the windiest areas in the country.

REpower to establish local plant

The OSTWIND Group, which is based in Regensburg, Bockelwitz (Saxony) and Strasbourg, concluded a master agreement for the project with Hamburg-based REpower Systems AG at HUSUMwind, the leading trade fair for the wind industry. Under this agreement, REpower will supply the bulk of the wind turbines required (roughly 200 MW).

OSTWIND's undertaking is a pilot project for the further development of wind

power in France as a whole. Due to the large number of wind turbines to be supplied and maintained in the "Fruges" project, REpower plans to site a new production facility and service station in the area. This will create new, permanent jobs in the Pas de Calais region.

OSTWIND itself aims to give preference to local contractors during the concrete construction of the wind farms, in order to bring a fresh wind to the regional economy right from the start. In addition, a dedicated OSTWIND operations management company will be set up in Fruges.

Broad support in the region
The broad support for the Fruges wind farm project from politicians and local authorities is proof of how important it is to the Nord-Pas-de-Calais region. A special project steering committee comprising the main partners (including OSTWIND, the public authorities involved, the Fruges local authority and EdF (Electricité de France)) has been set up to provide support for the planning permission process and the operations and grid connection approval procedures for the individual wind farms.

Total capital expenditure for the Fruges wind farm project is expected to amount to approximately €250 million. Construction is expected to start at the end of next year.

Christoph Markl-Meider
OSTWIND Press and Communications

We look forward to seeing you during the HUSUMwind 2003 trade fair at Stand C327 in Hall 3! Welcome to the wind, welcome to OSTWIND!

Our stand telephone: +49 (0) 48 41 - 66 85 65

For questions please contact:
OSTWIND Press and Communications, Christoph Markl-Meider,
Tel. +49 (0)8 41 - 97 59 15, Fax +49 (0)8 41 - 97 59 17,
Mobile (01 79) 5 97 58 63, E-mail: markl@ostwind.de

REpower Systems AG, Corporate Communications & Public Relations, Bettina Linden, Tel. +49 (0)40 - 53 93 07-14, Fax +49 (0) 40 – 53 93 07-37
Mobile +49 (0) 173 – 5 40 80 12, E-mail b.linden@repower.de

www.ostwind.de

16.

PRESS RELEASE

REpower and Peter Brotherhood form REpower UK joint venture

Activities in key European market of Great Britain stepped up

Husum, September 26, 2003. REpower Systems AG (TecDAX, WKN 617 703), a leading supplier of wind turbines in the multi-megawatt class in particular, and the British engineering company Peter Brotherhood Ltd., a leading manufacturer of steam turbines, gas compressors and packaged gas engine CHP systems, today founded a joint venture, REpower UK Ltd. The joint venture will start operations in October, 2003. REpower Systems AG has a majority shareholding of 67 percent; the remaining 33 percent are held entirely by Peter Brotherhood Ltd. REpower UK will focus on the sale and servicing of wind turbines on the British market. The first turbines are scheduled to be manufactured in Great Britain at the end of 2004.

REpower and Peter Brotherhood founded REpower UK today at the leading international trade fair for the wind industry, HUSUMwind, in the presence of British Energy minister Stephen Timms. The joint venture is part of REpower's strategy to drive forward its expansion into foreign markets in close cooperation with strong national partners. "Thanks to its high profile in the field of renewable energies and its knowledge of the British market, Peter Brotherhood is the ideal partner for us to increase our activities in Great Britain – a key European market," said Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG.

In the next six months, REpower UK will concentrate on selling wind turbines and on setting up a service network. The first turbines for wind farms should be delivered from Germany to Great Britain next summer. In a second phase,

production facilities will be established at Peter Brotherhood Ltd. The first turbines "made in the UK" are scheduled for production until end of 2004.

In addition to state-of-the-art technology, REpower provides expertise in the areas of manufacturing and servicing. Stephen Fitzpatrick, Managing Director of Peter Brotherhood is looking forward to the future alliance. He noted: "In REpower, we have found a partner who provides not only state-of-the-art technology and premium-quality turbines but also expertise along the whole of the wind energy value chain."

The British market is one of the most important European growth markets because of its large number of first-rate locations and the substantial improvement in the political environment. Only a few month ago, the British cabinet determined in its Energy White Paper that up to 10 percent of electricity requirements should be provided by renewable energy sources by 2010. The market is still in the early stages of development; at the moment just 0.45 percent of electricity is produced from wind energy.

REpower will initially have two sales offices in Great Britain. The head office is in Edinburgh in Scotland, the second location is in Peterborough, north east of London. This is also the headquarters of Peter Brotherhood Ltd. During the second stage a service center will be set up here in addition to the manufacturing facilities in order to make optimal use of the British parent company's resources. REpower UK will start operations in October 2003.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

About Peter Brotherhood:

Peter Brotherhood Ltd specialises in the design, manufacture, installation and commissioning of steam turbines, reciprocating gas compressors and a wide range of special purpose machinery and gearboxes. In addition to these products we also provide packaged and turnkey CHP solutions designed and manufactured by PBL subsidiary company Aircogen Ltd. Established in 1867, PBL now has equipment operating in over 100 countries around the world and operate from a prestigious purpose-built engineering facility in Peterborough, UK. The premises are equipped with the latest engineering and business management systems enabling the company to take its traditional core engineering skills and combine them with the latest technological advances in computer aided design and manufacturing processes to produce world-class products.

In supporting all of its products, through its Brotherhood Service business unit, Peter Brotherhood adopts a 'cradle to grave' approach, providing long term operation and maintenance contracts to ensure the benefits offered by its equipment are realised by its customers. Many modern plants are unattended and straightforward technology now exists that can enable these be monitored remotely from the company's Peterborough base. Often such equipment is covered by a specifically tailored maintenance agreement that is backed by a system of 24-hour support from the Peter Brotherhood Service Division.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

17.

PRESS RELEASE

MVV Energie and REpower plan joint wind farms in Spain

Hamburg/Ampudia, September 27, 2003. Mannheim-based energy distributor and services company MVV Energie AG (WKN: 725590) and Hamburg-based wind turbine manufacturer REpower Systems AG (WKN: 617703) are joining forces to erect 230 wind turbines with a total output of around 350 megawatts in seven wind farms in the Spanish region of Castilla y León. MVV Energie AG's Chief Executive Officer, Roland Hartung, and REpower Managing Board member Thomas Franck signed an exclusive contract to this effect in the Spanish town of Ampudia (Palencia province) on Saturday. According to the information provided by the two companies on the occasion, initial grid feed-in commitments have already been received for the wind farms; planning permission is expected to be granted in the coming weeks.

This will allow work to start on constructing the wind farms in the summer of 2004. In a first step, MVV subsidiary eternegy GmbH and its Spanish partner proydeco will drive forward project development, and the proposed sites will be readied for construction. In addition, REpower will establish its own local production facilities for the wind turbines to be deployed by the time construction begins.

The two German energy companies are convinced that Spain is set to become a key market for wind energy. The Castilla y León region in particular has a transparent approval procedure for wind farms, while the Spanish energy feed-in law provides the necessary security for investors. The network capacities needed to feed in the wind energy generated are already installed. The Spanish government's master plan envisages wind energy growing to an installed output of 13,000 megawatts 2010. Around 4,000 megawatts is currently connected to the grid.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

18.

REpower Systems AG

Director's Dealing Notice made public by German Corporation for Ad-hoc Publications (Deutsche Gesellschaft für Ad-hoc Publizität mbH) on October 24, 2003

Notice pursuant to Section 15a, § 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration :

Name :	Vahrenholt
First Name :	Fritz
Position :	Chief Executive Officer
At:	Issuer

Information on the Company subject to certain disclosure requirements :

Issuer : REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN : DE0006177033

Information on the transaction subject to the disclosure requirements :

Name of the security :	REpower Systems AG with no par value
ISIN / WKN of the security :	617703
Par Value:	0.0
Purchase / Sale :	Purchase
Date of Purchase / Sale :	23.10.03
Rate / Price :	16.49
Currency :	EUR
Number of Shares :	800

REpower Systems AG

Director's Dealing Notice made public by German Corporation for Ad-hoc Publications (Deutsche Gesellschaft für Ad-hoc Publizität mbH) on October 24, 2003

Notice pursuant to Section 15a, § 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name :	Vahrenholt
First Name :	Fritz
Position :	Chief Executive Officer
At:	Issuer

Information on the Company subject to certain disclosure requirements :

Issuer : REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN : DE0006177033

Information on the transaction subject to the disclosure requirements :

Name of the security :	REpower Systems AG with no par value
ISIN / WKN of the security :	617703
Par Value:	0.0
Purchase / Sale :	Purchase
Date of Purchase / Sale :	23.09.03
Rate / Price :	18.15
Currency :	EUR
Number of Shares :	990

REpower Systems AG

Director's Dealing Notice made public by German Corporation for Ad-hoc Publications (Deutsche Gesellschaft für Ad-hoc Publizität mbH) on October 24, 2003

Notice pursuant to Section 15a, § 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration :

Name :	Vahrenholt
First Name :	Fritz
Position :	Chief Executive Officer
At:	Issuer

Information on the Company subject to certain disclosure requirements :

Issuer : REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN : DE0006177033

Information on the transaction subject to the disclosure requirements :

Name of the security :	REpower Systems AG with no par value
ISIN / WKN of the security :	617703
Par Value:	0.0
Purchase / Sale :	Purchase
Date of Purchase / Sale :	22.09.03
Rate / Price :	18.15
Currency :	EUR
Number of Shares :	10

19.

PRESS RELEASE

Olaf Struck new Managing Board member of REpower Systems AG

Hamburg, October 16, 2003. At yesterday's meeting of the Supervisory Board of REpower Systems AG (TecDAX, WKN 617703), Olaf Struck was appointed as a new member of the Managing Board. The Husum Site Operations Manager will join the Board with effect from January 2004. He takes over as head of production, procurement and services from Hugo Denker, who will step down as of December 31, 2003.

Olaf Struck, 38, joined the Company in mid-1999 and has managed REpower's Husum production facility since May 2001. A graduate in energy technology, he was previously also active for a number of years at the environmental engineering company Goepfert, Reimer & Partner in Hamburg, where he acquired expertise in power plant production. Before joining REpower Systems AG, Struck managed the waste disposal company Starke & Sohn GmbH, Niebüll.

The Sales division, for which Hugo Denker was also responsible, was taken over by Thomas Franck at the start of September. He will initially focus on the expansion of sales activities abroad.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has

more than 450 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

20.

PRESS RELEASE

REpower Systems AG enters Portuguese market

Hamburg, November 10, 2003. REpower Systems AG (TecDAX, WKN 617703), a leading provider of wind turbines, in the multi megawatt class in particular, is now supplying the Portuguese market via its subsidiary REpower España. A corresponding agreement for three MM82 turbines was concluded today with the Portuguese project company Parque Eolico de Ribamar. The turbines are to be erected in mid-2004.

REpower is delivering three 2-megawatt MM82 turbines with a rotor diameter of 82 meters to Portugal. The turbines will be erected at the Ribamar wind farm north of Lisbon. In this turnkey project, REpower is responsible for the access roads, for building the foundations and for the grid connection for the farm. The three critical hurdles of planning permission, grid connection and financing have already been overcome and the project is expected to be implemented quickly. The turbines, which will be manufactured at one of REpower's two German production sites, should be installed by mid-2004.

The Managing Board member responsible for sales, Thomas Franck, emphasized the importance of this project for REpower: "In spite of the comparatively small volume of this project, delivering this wind farm represents another important step in our internationalization strategy, allowing us to enter another Southern European market, Portugal". The long-term potential of the Portuguese market is approximately 3,000 megawatts. Today there are only 230 MW already installed. REpower is working exclusively with the Portuguese company Energetus Lda. to sell its wind turbines in Portugal.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

21.

Interim Report

Report for the first nine months



Dear Shareholders,

After the first nine months of the year, it is becoming clear that the forecast decrease in the number of installed megawatts in 2003 compared with the record-breaking year 2002 will be greater than originally expected. At the start of the year, expectations were that 2,900 megawatts of rated output would be newly installed; now, however, only an additional 2,500 megawatts are forecast. REpower Systems AG performed strongly despite this declining market. We increased our market share from 6.2 percent in the prior-year period to 7.9 percent as of the end of September 2003, thereby significantly expanding our position as one of the leading manufacturers of wind turbines in Germany. As we were also able to substantially increase booked business to 346 megawatts as of the end of September 2003 (previous year: 281 megawatts), this trend is likely to continue in future.

The third quarter of 2003 was characterized in particular by uncertainty regarding developments in the political environment: weeks of discussion on the amendment of the Erneuerbare-Energie-Gesetz (EEG – German Renewable Energies Act) between the German Federal Ministry for the Environment and the Federal Ministry of Economics had a negative impact on investor confidence in the future of the wind industry in Germany. We are pleased to report that agreement has now been reached on the future of the EEG which will both ensure planability and protect investments in the wind industry. We welcome the compromises achieved on the basis of the existing subsidy system: in future, repowering projects and offshore sites in relatively deep water will receive higher subsidies. Thanks to our cost-effective technology and our project pipeline at profitable sites, the accelerated decrease in feed-in fees and the restriction of subsidies to sites producing at least the reference amount of 65 percent will not pose a particular problem for us.

The political debate served to further exacerbate the reluctance to invest which was already apparent in 2003. Among other things, this has impacted REpower Systems AG's business development. Project postponements at the project development company Denker & Wulf AG meant that we were unable to increase newly installed rated output (119.5 megawatts) as against the previous year (120.2 megawatts). Consequently, our gross revenue at the end of September 2003 also remained constant year-on-year, totaling EUR 138.8 million as against EUR 139.5 million in 2002. The project postponements had a far greater impact on earnings, where we have not yet been able to achieve our profit target for 2003. Instead we generated a loss of EUR -3.8 million (EBIT) as against a profit of EUR 8.2 million in the previous year. All in all, as previously announced, we are forecasting gross revenue of EUR 290.0 million on the basis of 180 installed turbines and a profit from operations (EBIT) of EUR 25.0 million for the year as a whole. REpower plans to erect over 100 turbines in the fourth quarter 2003, of which around half have already been installed. However, our net income for the year as a whole will depend on the weather remaining relatively stable until the end of the year, and on the conclusion of sales contacts for the projects of our project development company Denker & Wulf AG in the fourth quarter.

For us, the third quarter of 2003 was dominated not just by the difficult political environment, but also by the substantial progress we made in our important internationalization activities. With the formation of two joint ventures on the Greek and British markets, we have joined forces with well-known local partner companies, significantly expanding our market position in Greece and successfully establishing ourselves on the U.K. market in the process. Another important breakthrough was the signing of agreements for large-scale international projects in Fruges, France (200 megawatts) with Ostwind, and in Ampudia, Spain (350 megawatts) with the German utility MVV. In addition, we have made significant progress in the development of our 5-megawatt REpower 5M wind turbine – currently the largest turbine in the world – and expect to be able to erect the future offshore turbine at our test site in Brunsbüttel in Schleswig-Holstein in spring 2004. Given its current levels of booked business, both in Germany and abroad, and its growing market share, REpower System AG considers itself to be well positioned for the future. We expect to again achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole. We hope that you will continue to support us in our progress.

Sincerely,

Fritz Vahrenholt

Market environment

Developments in Germany
In total, 14,653 wind turbines with a rated output of 13,407 megawatts were connected to the German grid as of the end of September 2003. However, it is becoming clear that, looking at the year as a whole, the number of turbines newly connected to the grid will fall substantially short of the record level recorded last year. 906 wind turbines have been installed to date in 2003 with a total rated output of 1,414 megawatts, a decrease as against the prior-year figure of 1,889 megawatts of 25 percent. This is primarily due to financing difficulties and delays in planning for the installation of wind turbines. Consequently, the total newly installed rated output for fiscal year 2003 is now forecast to be only 2,500 megawatts, as against 3,168 megawatts in the previous year (press release issued by the Bundesverband Windenergie e.V. (BWE - German Wind Energy Association) on October 14, 2003).

The third quarter of 2003 in the wind industry was also impacted by the ongoing political discussion surrounding the EEG (German Renewable Energies Act). Federal Minister of Economics Wolfgang Clement's criticism of unchanged wind industry subsidy levels and his proposed tender model triggered a wide-scale media debate on energy policy between supporters and opponents of the wind industry. The draft amendment to the EEG published by the Federal Government in November 2003 proposes a significant increase in the proportion of electricity generated by renewable energies (12.5 percent by 2010; 20 percent by 2020), an accelerated decrease in feed-in fees for onshore sites (2 percent per year), increased subsidies for offshore sites (9.1 euro cents for 12 years, then a reduction to 6.19 euro cents), and preferential treatment for repowering projects. The draft amendment is expected to be passed by the Bundestag (German parliament) with minimal changes in 2004 at the latest, as the coalition parliamentary parties have already approved the compromise and it does not require approval by the Bundesrat (the Federal Council, i.e. the upper house of the German parliament). The further development of the political framework in Germany, which was still not foreseeable as of the end of September 2003, represents a further impediment for a wind energy industry already suffering from lower levels of wind turbine installations compared with the previous year.

International developments
In Europe, a total of 1,591 megawatts was installed as of the end of June 2003*. This represents an increase in the total installed rated output of just under seven percent, to 24,904 megawatts (end of 2002: 23,313 megawatts). Germany again led the field by some distance in terms of newly installed capacity (835 megawatts), followed by Spain (230 megawatts), the Netherlands (125 megawatts), Austria (80 megawatts), France (72 megawatts), and Greece (57 megawatts) (EWEA: "Europe's Wind Capacity - June 2003"). Published figures on the current development of the wind industry in the rest of the world are not currently available. Only the American Wind Energy Association (AWEA) estimated newly installed capacity this year at between 1,400 and 1,600 megawatts in a press release dated August 20, 2003.

**current figures have not yet been published*

Key figures for the REpower Systems Group

Key figures for Group in accordance with IAS	July 1, 2003– Sep. 30, 2003	July 1, 2002– Sep. 30, 2002	Jan. 1, 2003– Sep. 30, 2003
Revenue in EUR thousands	[illegible]	[illegible]	[illegible]
Gross revenue in EUR thousands	[illegible]	[illegible]	[illegible]
Loss/profit from operations in EUR thousands	[illegible]	[illegible]	[illegible]
Result before income taxes and minority interest in EUR thousands	[illegible]	[illegible]	[illegible]
Result before minority interest in EUR thousands	[illegible]	[illegible]	[illegible]
Net income/loss in EUR thousands	[illegible]	[illegible]	[illegible]
Investments in EUR thousands at the reporting date	[illegible]	[illegible]	[illegible]
Employees at the reporting date	[illegible]	[illegible]	[illegible]

	September 30, 2003
Total assets in EUR thousands	[illegible]
Shareholders' equity in EUR thousands	[illegible]
Equity ratio in %	[illegible]
Number of no-par value shares* (EUR 1)	[illegible]
Earnings per share in EUR	[illegible]
Xetra closing price on September 30, 2003 in EUR	[illegible]

* *Weighted average*

Business development

Gross revenue development
Including the financial data from consolidated associates, and in particular from Denker & Wulf AG, the REpower Systems Group generated consolidated gross revenue of EUR 138.8 million, compared to EUR 139.5 million in the first nine months of 2002.

Developments in Germany
In the first nine months of 2003, the Company's operating result again mainly reflected revenue generated in Germany. In a declining German market, REpower has achieved a market share of 7.9 percent in the period under review, with a total installed rated output of 1,414 megawatts and capacity of 112 megawatts (own estimates based on figures for total installations in Germany published by the BWE on October 14, 2003). This represents an increase of 27.4 percent as against the previous year, and serves to underline REpower Systems AG's successful expansion of its position on the most important European market.

In the third quarter, REpower started supplying what is currently the largest repowering project in Germany, the Reussenköge wind farm in Schleswig-Holstein, with the commissioning of the first MM82 turbine with a rotor diameter of 82 meters. 21 wind turbines will be erected in the first phase of construction, 14 of which will be installed by REpower: three turbines from the proven 1.5-megawatt MD series and eleven from the high-performance 2-megawatt MM series. All in all, 38 state-of-the-art multi-megawatt turbines with a total rated output of 76 megawatts will replace the existing "old-generation" wind turbines.

One of the highlights of the third quarter was the leading wind industry trade fair, HUSUM*wind* 2003, where REpower presented the world's largest wind turbine, the REpower 5M, to the general public for the first time. The new Integrated Service Package plus (ISPplus) was also introduced. This long-term full-service maintenance package covers all maintenance and repair work for turbines and guarantees operators 97 percent availability in the first five years, and 96 percent thereafter. REpower also used the trade fair to make a large number of customer contacts, both in Germany and abroad.



International developments
Following the delivery of the first turbines to Japan and the Czech Republic in H1 2003, REpower continued to make substantial progress in its internationalization process in the third quarter of fiscal year 2003. For example, two joint ventures were formed in key European markets. The Greek joint venture REpower Diekat A.E., headquartered in Athens, is aimed in particular at strengthening the Company's project development activities in Greece. Its partner is the well-known listed construction company Diekat A.E., which was formed in 1976, and which provides infrastructure expertise in particular. REpower is the majority shareholder in the joint venture, with a 60 percent stake. REpower also has a majority shareholding (67 percent) in REpower UK Ltd., Edinburgh, Scotland, a joint venture formed in conjunction with the British engineering company Peter Brotherhood Ltd., one of the leading manufacturers of steam turbines and compressors. REpower UK will initially focus on the sale and servicing of wind turbines to be supplied by REpower's operations in Germany to the United Kingdom. In a second phase, production facilities will be established at Peter Brotherhood Ltd., with the first turbines scheduled for production at the end of 2004. This new joint venture enabled REpower to establish itself on the British market, one of the key European growth markets due to its large number of potential high-wind sites and its significantly improved political environment as regards wind energy.

In the period under review, an important milestone was reached in Spain, currently the second-largest European market, with the signature of an agreement on a large-scale project in the Castilla y León region between REpower and the Mannheim-based utility and service provider MVV Energie AG. The agreement covers 230 wind turbines in seven wind farms with a total output of around 350 megawatts; grid feed-in commitments totaling 90 megawatts have already been received for the farms. Once planning permission is granted, the construction of the wind farms is expected to begin at the end of 2004. MVV subsidiary eternegy GmbH and its Spanish partner proydeco will be responsible for project development. REpower is also planning to establish its own local production facilities for the wind turbines to be deployed in this first large-scale overseas project by the time construction begins. REpower Systems AG's low level of vertical integration in the production process means that only the establishment of a production hall is necessary; this enables the flexible expansion of production into foreign markets.

Equally encouraging was the master agreement signed with Ostwind in the third quarter of 2003, covering extensive cooperation on the Fruges wind project in northern France. The wind farms developed by Ostwind, with an expected total output of 200 megawatts, will largely be fitted with REpower turbines. In addition, after REpower increased its shareholding in its French associate Les Vents de France to nearly 80 percent in April 2003, the name of the joint venture was changed: since August 2003, the French associate has been called REpower S.A.S..

With regard to markets outside Europe, REpower delivered components for sixty 43/600-series turbines to China in the third quarter of 2003 under the license agreement for REpower Systems AG's turbines concluded with the Chinese wind turbine manufacturer Goldwind Science & Technologies Stock Co. Ltd.

Earnings
Earnings before interest and taxes (EBIT) amounted to EUR -3.7 million in the first nine months of the current fiscal year, as against EUR 8.2 million in the first nine months of 2002. The negative EBIT is due to the ongoing low total installed output, which is less than half of the total installed output originally forecast for the year as a whole. The difference as against the prior-year period can be attributed to two key factors: firstly, to the postponement of the realization of profits to the fourth quarter and a fall in license earnings of EUR 1.6 million, and secondly to increased expenses, in particular personnel expenses (EUR 4.5 million), in conjunction with the projected increase in revenue for the year as a whole,

Seasonal fluctuations

Wind turbine sales in Germany are subject to strong seasonal fluctuations. The following graphic depicting the number of turbines installed by the REpower Systems Group clearly shows these fluctuations in 2001 and 2002:


80
70
60
50
40
30
20
10
0
Number
Q I
Q II
Q III
Q IV
Quarter
2002

Revenue and order development

The following table shows the customer orders processed by the REpower Systems Group, broken down by wind turbine model:

Wind turbine model	Q III 2003 July 1–Sep. 30		Q III 2002 July 1–Sep. 30		Q I–Q III 2003 Jan. 1–Sep. 30		Q I–Q II 2002 Jan. 1–Sep. 30	
	No.	MW	No.	MW	No.	MW	No.	MW
MM 82	[illegible]	4.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MM 70	1	1.0	[illegible]	[illegible]	6	[illegible]	[illegible]	[illegible]
MD 70/77	31	46.5	33	49.5	65	[illegible]	[illegible]	[illegible]
57/1000	[illegible]	[illegible]	[illegible]	3.0	[illegible]	[illegible]	[illegible]	[illegible]
48/600	[illegible]	[illegible]	1	0.6	[illegible]	[illegible]	[illegible]	[illegible]
	34	52.5	37	53.1	78	119.5	85	120.2

The table shows that the number of wind turbines fell from 85 in the first nine months of 2002 to 78 in the first nine months of 2003. This corresponds to a decline of around 8 percent. However, volumes in terms of total rated output remained stable at 119.5 megawatts in the first nine months of the current year (previous year: 120.2 megawatts).

The installation figures include two prototype MM 82s, which were installed at the test sites in Grevenbroich (North Rhine-Westphalia) and Kaiser-Wilhelm-Koog (Schleswig-Holstein). A further five turbines were sold abroad, namely to Japan (four turbines) and the Czech Republic (one turbine). As a result, foreign sales accounted for around 6 percent of total sales. The Group is expecting to install approximately 180 wind turbines by the end of the year.

The following table shows REpower Systems AG's booked business as of September 30, 2003 and September 30, 2002:

Wind turbine model	September 30, 2003		September 30, 2002	
	Number of wind turbines	Total capacity in MW	Number of wind turbines	Total capacity in MW
MM 82	[illegible]	[illegible]	[illegible]	[illegible]
MM 70	[illegible]	[illegible]	[illegible]	[illegible]
MD 70/77	67	[illegible]	[illegible]	[illegible]
57/1000	[illegible]	[illegible]	[illegible]	[illegible]
48/600	[illegible]	[illegible]	[illegible]	[illegible]
	198	[illegible]	175	[illegible]

Incoming orders in the period under review (excluding Denker & Wulf AG) consisted of 198 wind turbines, corresponding to around EUR 293 million. Booked business includes two relatively large orders which had already been placed as of September 30, 2002. These relate to 50 MM 70 wind turbines and 25 MD 77 wind turbines respectively. The implementation of these orders will be further delayed as a result of project postponements. However, we still expect to implement these projects at a later date. Of the 198 wind turbines, 45 are expected to be erected before the end of the current year. Denker & Wulf AG also plans to install around 60 further turbines by the end of 2003.

Research and development

In Q3 2003, REpower worked on optimizing its existing range of products, as well as continuing development of future products. In particular, the company focused on preparing the MD series for deployment on international markets. The prototype of a wind turbine with a transformer integrated in the tower was installed for the Iberian Peninsula and French markets in Q3, and the first 60 Hz MD turbine started operating in Japan. In addition, REpower was able to further optimize the MD series by introducing a completely new, modern WP4000 control system. This made the turbines more economical, particularly as a result of the improved performance of the MD 77.

REpower Systems AG has a low level of vertical integration and purchases components from third parties, which means that the selection and coordination of high-quality components during the development phase is extremely important. In order to ensure that REpower can rely on a broad range of suppliers who meet its quality standards, additional suppliers were added in Q3 and tested together with their products. As part of this process, blades provided by a new rotor blade manufacturer, the Norwegian company umoe, were tested and measured with satisfactory results.

Following the erection of two prototypes of the new 2-megawatt REpower MM 82 turbine in the first few months of 2003, where sound and performance measurements were successfully carried out, series production of the MM 82 started during the period under review. The first customer turbine was erected as part of the Reussenköge project. Series production of the in-house pp82 rotor blade development began at the same time as series production of the turbine. The results of the statistical load testing of the rotor blade, a key component of the new 2-megawatt turbine, were positive.

At the HUSUM*wind* 2003 wind industry trade fair, REpower introduced its future REpower 5M project, a turbine with a rated output of 5 megawatts that was the main focus of this year's trade fair presentation by the Company. Following completion of the mould of the world's biggest rotor blade for the offshore turbine, the gears were also displayed as a finished exhibit. The other components were also completed on schedule and accepted by REpower, meaning that the Company's 5M pilot turbine is scheduled to be erected in spring 2004 at an onshore site in Brunsbüttel in Schleswig-Holstein as previously announced.

Employees

The number of staff employed by the REpower Systems Group as of September 30, 2003 totaled 499, as against 390 in the prior-year period. This represents a rise in the number of employees of 109, or 28 percent. REpower Systems AG currently employs 27 trainees.

Employees	Sep. 30, 2003	Sep. 30, 2002
Employees at REpower Systems Group	[illegible]	[illegible]
Employees at REpower Systems AG	[illegible]	[illegible]

REpower shares

In Q3 2003, the price of REpower's shares continued the weak share price performance of the final weeks of H1 2003. REpower's shares reached their high for the quarter - EUR 20.96 - on July 3, 2003 and their low - EUR 18.23 - on September 26, 2003, despite there being no announcements by the Company to trigger any such movements in either case. However, the ongoing discussion in the media on the future of the EEG probably had a negative effect on share price performance. Even the publication of the Company's half-yearly results on August 28, 2003 did not affect the share price: in the week after publication, it fluctuated between EUR 19.39 and EUR 19.58. The shares closed at the low level of EUR 18.74 on September 30, 2003. The encouraging development of the last weeks of H1 2003 continued in terms of trading volumes. Average daily turnover for July to September 2003 amounted to around 10,519 no-par value shares*.

Q3 2003 also saw a wide range of Investor Relations activities. In connection with the publication of the report on H1 2003, which was accompanied by a conference call, press briefings and an investor conference in London, U.K., the results and the outlook for the fiscal year as a whole were detailed in discussions with investors at roadshow events in London, Edinburgh und Frankfurt. A relatively large analyst conference on "the future of the wind energy market and the development of REpower Systems AG" was held at REpower Systems AG's production site in Husum during the HUSUM*wind* 2003 wind industry trade fair, following a tour of the facilities. In addition, the public was kept informed of Company news via numerous press releases and ad hoc disclosures.

* *Xetra*

Employee stock option plan

REpower Systems AG is entitled to offer up to 108,000 options for the subscription of REpower shares to members of the Managing Board of REpower Systems AG, managing directors of subsidiaries and senior executives of REpower Systems AG. Each option entitles the holder to purchase one REpower share. The employee stock option plan was resolved at this year's Annual General Meeting. The lock-up period before the options can be exercised is two years. As of July 1, 2003, 37,000 options had been issued. The subscription price amounted to EUR 21.15, on which interest of 5 percent (EUR 1.075) was paid.

Changes in the composition of executive bodies

Thomas Franck was appointed by the Supervisory Board to the Managing Board of REpower Systems AG,. where he is responsible for sales, with effect from September 3, 2003. After the end of the period under review, Olaf Struck was also appointed to the Managing Board on October 15, 2003 with effect from January 1, 2004. He will take over as head of production, procurement and services from Hugo Denker, who will step down as of December 31, 2003.

Dividend

REpower Systems AG paid the dividend of EUR 0.60 per share resolved by the Ordinary General Meeting on May 6, 2003 to its shareholders on May 7, 2003. The total payment amounted to EUR 3,240,719.

Shares and shareholdings of members of executive bodies and employees

The General Meeting of May 6, 2003 authorized the Company to acquire its own shares in the amount of EUR 540,000 from share capital up to November 5, 2004. The Company has not exercised this right to date.

Directors' holdings
The table below shows REpower's directors' holdings as of September 30, 2003 in accordance with section 15 a of the Wertpapierhandelsgesetz (WpHG – German Securities Trading Act):

Name	No. of shares
Managing Board:	[redacted]
Prof. Dr. Fritz Vahrenholt *(Chairman)*	[redacted]
Hugo Denker, *until December 31, 2003*	[redacted]
Thomas Franck, *from September 3, 2003*	[redacted]
Matthias Schubert	[redacted]
Jens-Peter Stöhr	[redacted]
Olaf Struck, *from January 1, 2004*	[redacted]
Supervisory Board:	[redacted]
Dr. Klaus-Detlef Wulf *(Chairman)*	[redacted]
Monika Kuck	[redacted]
Udo Bandow	[redacted]
Dr. Rolf Bierhoff	[redacted]
Dr. Hans-Joachim Reh	[redacted]
Dr. Klaus Rave	[redacted]

Outlook

REpower Systems AG is confident that it is able to achieve its targets for 2003 as a whole as announced at the end of H1, i.e., gross revenue of EUR 290.0 million (which corresponds to the installation of 180 turbines) and EBIT of EUR 25.0 million. REpower plans to erect over 100 turbines in the fourth quarter 2003, of which around half have already been installed. The last few weeks of the year will be decisive for the result, with the weather being the greatest source of uncertainty regarding the implementation of projects. The conclusion of sales contacts for the projects of the project development company Denker & Wulf AG in Q4 will also play an important role in enabling REpower to achieve its goals for the year. Sales negotiations are ongoing, but have not yet been concluded.

All in all, the REpower Systems Group believes that it is well positioned for the future, given its current strong levels of booked business and its growing market share. As a result of the political agreement on the future direction of the EEG, Germany is also likely to see an end to the uncertainty among investors that dominated 2003. The Company expects once again to achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole. In particular, the establishment of our presence on foreign markets, which began in 2003, will make a key contribution to growth in 2004.

Consolidated balance sheet as of September 30, 2003 in accordance with IFRSs

Assets (EUR thou.)	Sep. 30, 03	Dec. 31, 02
Current assets		
Cash and cash equivalents	[illegible]	[illegible]
Investments in project companies	[illegible]	[illegible]
Construction contracts in progress	[illegible]	[illegible]
Trade receivables	[illegible]	[illegible]
Intragroups receivable due	[illegible]	[illegible]
Receivables from project companies	[illegible]	[illegible]
Inventories	[illegible]	[illegible]
Deferred tax	[illegible]	[illegible]
Prepaid expenses and other current assets	[illegible]	[illegible]
Total current assets	[illegible]	[illegible]
Non-current assets		
Property, plant and equipment	[illegible]	[illegible]
Intangible assets	[illegible]	[illegible]
Goodwill	[illegible]	[illegible]
Non-current financial assets	[illegible]	[illegible]
Equity-accounted investments	[illegible]	[illegible]
Long-termloans	[illegible]	[illegible]
Deferred tax assets	[illegible]	[illegible]
Total non-current assets	[illegible]	[illegible]
Total assets	[illegible]	[illegible]

Equity and Liabilities (EUR thou.)	Sep. 30. 03	Dec. 31. 02
Current liabilities		
Short-term debt and current portion of long-term debt	[illegible]	[illegible]
Acceptance liability	[illegible]	[illegible]
Trade payables	[illegible]	[illegible]
Intragroup payables	[illegible]	[illegible]
Advance received from customers	[illegible]	[illegible]
Provisions	[illegible]	[illegible]
Deferred revenues	[illegible]	[illegible]
Income tax liabilities	[illegible]	[illegible]
Other current liabilities	[illegible]	[illegible]
Total current liabilities	[illegible]	[illegible]
Non-current liabilities		
Long-term debt. less current portion	[illegible]	[illegible]
Deferred tax liability	[illegible]	[illegible]
Total non-current liabilities	[illegible]	[illegible]
Minority interest	[illegible]	[illegible]
Equity		
Share capital	[illegible]	[illegible]
Share premium	[illegible]	[illegible]
Retained earnings/accumulated deficit	[illegible]	[illegible]
Total shareholders' equity	[illegible]	[illegible]
Total liabilities and shareholders' equity	[illegible]	[illegible]

Consolidated income statement (total cost (type of expenditure) format) for the period January 1–September 30, 2003 in accordance with IFRSs

Income statement (EUR thou.)	July 1, 03– Sep. 30, 03	July 1, 02– Sep. 30, 02	Jan. 1, 03– Sep. 30, 03	Jan. 1, 02– Sep. 30, 02
Revenue	[illegible]	[illegible]	[illegible]	[illegible]
Changes in inventories of finished goods and work in progress	-12,358.4	[illegible]	21,680.4	[illegible]
Total revenue	60,368.0	64,166.9	148,878.5	[illegible]
Other operating income	[illegible]	[illegible]	2,034.2	373.2
Cost of purchased materials and services	-50,263.3	-47,712.3	-111,880.3	-104,549.5
Personnel expenses	-5,853.4	-4,696.3	-16,997.0	[illegible]
Depreciation and amortization	-1,020.7	-613.3	-2,710.8	-1,632.7
Amortization (and impairment) of goodwill	-113.1	-111.1	-339.4	-339.3
Other operating expenses	-4,257.4	-2,321.4	-12,579.9	-11,586.4
Operating income / loss	-969.6	8,752.1	-3,711.4	8,182.3
Interest income and expense	-52.7	53.9	-356.7	-183.9
Net expense from equity-accounted investments	-222.4	-14.8	-126.6	-14.8
Result before income taxes (and minority interest)	-1,244.7	8,791.2	-3,941.8	7,973.6
Income tax expense	323.4	-3,604.5	1,194.8	-3,309.7
Other taxes	150.6	-8.1	-52.6	-32.1
Result before minority interest	-770.7	5,178.6	-2,799.6	4,631.8
Minority interest	52.6	-131.1	-157.7	-248.8
Net income / loss	-718.1	5,047.5	-2,957.3	4,383.0
Earnings per share	-0.13	0.93	-0.54	0.90
Weighted average shares outstanding	5,401,198	5,401,398	5,399,776	4,807,791

Consolidated cash flow statement for the first nine months of 2003 in accordance with IFRSs

Cash flow statement (EUR thou.)	Jan. 1, 03–Sep. 30, 03	Jan. 1, 02–Sep. 30, 02
Cash flows from operating activities		
Net loss	[illegible]	[illegible]
Adjustments for:	[illegible]	[illegible]
Minority interest	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]
Increase/decrease in provisions and accurals	[illegible]	[illegible]
Change in net working capital	[illegible]	[illegible]
Net cash used in operating activities	[illegible]	[illegible]
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	[illegible]	[illegible]
Increaseof fixed assets	[illegible]	[illegible]
Proceeds from sale of equipment	[illegible]	[illegible]
Net cash used in investing activities	[illegible]	[illegible]
Cash flows from financing activities:		
Proceeds from capital increases	[illegible]	[illegible]
net IPO expenses	[illegible]	[illegible]
dividend payment for 2002	[illegible]	[illegible]
Changes from acquisition of own shares	[illegible]	[illegible]
Dividends paid for minority interests	[illegible]	[illegible]
Proceeds from long-term borrowed	[illegible]	[illegible]
Cash repayments of amounts borrowings	[illegible]	[illegible]
Net cash used in/from financing activities	[illegible]	[illegible]
Net increase / decrease in cash and cash equivalents	[illegible]	[illegible]
Cash and cash equivalents at beginning of period	[illegible]	[illegible]
Cash and cash equivalents at end of period	[illegible]	[illegible]
Cash	[illegible]	[illegible]
Short-term debt	[illegible]	[illegible]
Cash and cash equivalents at end of period	[illegible]	[illegible]

Development of Shareholders' equity for the first nine months of 2003 in accordance with IFRSs

Shareholders' equity (EUR thou.)	2002
Shareholders' equity at the beginning of the fiscal year	15,726
Subscribed capital as of January 1, 2002	[illegible]
Changes	
Issue of new shares with a notional value of EUR 1.00 each	2,000
Subscribed capital as of September 30, 2002	5,402
Share premium as of January 1, 2002	[illegible]
Changes	
Premium from the issuance of new shares	76,000
Costs of IPO	-5,210
Income tax benefit on costs of IPO	2,062
Share premium as of September 30, 2002	78,052
Unappropriated surplus	2,689
Changes	
Consolidated net profit for the first nine months of 2002	10,980
Unappropriated surplus as of September 30, 2002	13,669
Shareholders' equity at the end of the period under review	98,129

Shareholders' equity (EUR thou.)	2003
Shareholders' equity at the beginning of the fiscal year	108,763
Subscribed capital as of January 1, 2003	5,402
Changes	
Subscribed capital as of September 30, 2003	5,402
Share premium as of January 1, 2003	79,857
Changes	
Loss on the sale of own shares	[illegible]
Share premium as of September 30, 2003	79,712
Unappropriated surplus	23,823
Changes	
Dividend distribution for fiscal year 2002	[illegible]
Consolidated net loss for the first nine months of 2003	[illegible]
Unappropriated surplus as of September 30, 2003	17,625
Shareholders' equity at the end of the period under review	102,307

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2003 to September 30, 2003 were prepared on the basis of the local GAAP single-entity financial statements of all consolidated companies and adjusted to comply with IFRSs. The required consolidation entries were taken into account and the applicable IFRS rules regarding recognition and measurement were observed.

The standards of the IASB (International Accounting Standards Board)/IASF (International Accounting Standards Foundation) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2002. The accounting policies applied to the consolidated financial statements for 2002 were applied unchanged to the consolidated interim financial statements as of September 30, 2003. In addition, the provisions of IAS 34 were observed in the preparation of the financial statements for the first nine months. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate.

During the period between September 30, 2003 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

In the period under review, the basis of consolidation consisted of the following fully consolidated German and foreign companies:

	Proportion of ordinary share capital held by the Group	
	Sep. 30, 03 [in %]	Dec. 31, 02 [in %]
REpower España S.L. (E)	100.00	[illegible]
Les Vents de France S.A.S. (F)	79.86	[illegible]
Denker & Wulf AG	[illegible]	[illegible]
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	[illegible]
Regenerative Energiewandlung REW GmbH	[illegible]	[illegible]
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	[illegible]	[illegible]

The Spanish company REpower España S.L., which is based in La Coruña, develops and markets wind turbines in Spain. The French company Les Vents de France S.A.S., based in Belfort, was fully consolidated for the first time as of September 30, 2003. The company was renamed REPower France S.A.S. in October 2003. Denker & Wulf AG develops wind farm projects. Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies and the operator of two wind turbines.

Equity-accounted investments

The following foreign associates are included in the interim financial statements for the first nine months of 2003 and were measured at equity for the first time as of the reporting date December 31, 2002:

	Proportion of ordinary share capital held by the Group	
	Sep. 30, 03 [in %]	Dec. 31, 02 [in %]
Fermes Eoliennes de France S.A.S. (F)	50.00	50.00
Aioliki REpower A.E. (GR)	49.00	49.00
Notus Energy Pty. Ltd. (AUS)	50.00	50.00
REpower Wind Corp. (CAN)	50.00	50.00

These companies are marketing companies that develop REpower's markets outside Germany. Most of them started operating in fiscal 2002.

Notes to the balance sheet

Assets

Total assets were down EUR 6,124 thousand as against the end of 2002. This development relates to current assets. Trade receivables dropped by EUR 67,269 thousand, whereas receivables from project companies declined by a further EUR 9,911 thousand. Cash and cash equivalents fell by EUR 7,420 thousand. Inventories, consisting of raw materials and supplies as well as wind turbines under development, increased by EUR 33,822 thousand as of the balance sheet date, while work in progress in accordance with IAS 11 (percentage-of-completion method) also increased by EUR 21,670 thousand, as turbines have been produced in advance and stockpiled steadily for the strong fourth quarter of 2003. Noncurrent assets, net of depreciation and amortization, rose by EUR 4,881 thousand in the period under review. Investments related to all German sites, and to investments in two MM82 prototypes and parts of the offshore 5M turbine in Brunsbüttel (approx. EUR 200 thousand).

Equity and liabilities

Equity fell by EUR 6,213 thousand as a result of the loss in the first nine months 2003 and the dividend payment for 2002. The equity ratio amounted to 54.6 percent. Earnings per share improved to EUR -0.55 after EUR 0.91 in the comparable period. The Company's liabilities consist of EUR 71,372 thousand in current liabilities and EUR 11,771 thousand in noncurrent liabilities. Current liabilities fell by EUR 3,489 thousand as of September 30. The increase of EUR 7,333 thousand in current liabilities to banks was due to a EUR 11,363 thousand reduction in income tax liabilities as a result of tax payments for previous fiscal years. In line with expectations, provisions fell by EUR 2,632 thousand. Noncurrent liabilities increased by a total of EUR 4,695 thousand; this was primarily due to the raising of new long-term debt.

Notes to the income statement

Gross revenue
Gross revenue of EUR 138,782 thousand was generated from the sale of wind turbines and wind farms and from service and license earnings in the first nine months of 2003, and thus remained almost unchanged as against the corresponding prior-year period (EUR 139,453 thousand).

Cost of materials
The ratio of the cost of materials to gross revenue in the period under review increased from 75.7 percent to 80.6 percent year-on-year.

Personnel expenses
Personnel expenses increased from EUR 12,544 thousand to EUR 16,997 thousand year-on-year due to the higher number of employees.

Depreciation and amortization
As a result of the high level of investments in the last nine months, depreciation and amortization rose EUR 1,076 thousand as against the comparable period.

Financial result
Due to the negative balance of cash and cash equivalents in fiscal 2003 to date, the financial result fell by EUR -220 thousand to EUR -357 thousand (previous year: EUR 164 thousand).

Net loss
After tax effects and minority interest, these developments resulted in a net loss for the period of EUR -2,957 thousand.

Notes to the cash flow statement

The cash flow statement as of September 30, 2003 is presented together with a cash flow statement as of the prior-year reporting date. The cash flow statement as of September 30, 2002 reflects the cash flow between the financial statements for the first nine months as of September 30, 2002 and the consolidated financial statements as of December 31, 2001.

The cash flow statement shows a high outflow of funds totaling EUR 14,752 thousand as of the balance sheet date. This was due to net cash used in operating activities in the amount of EUR 5,388 thousand, net cash used in investing activities in the amount of EUR 7,951 thousand, and net cash used in financing activities in the amount of EUR 1,413 thousand.

Net cash used in operating activities is attributable to the increase in inventories. At the same time, income tax liabilities for 2001 and 2002 declined substantially by EUR 11,363 thousand. In contrast, the high level of trade receivables at the end of 2002 was reduced by EUR 67,269 thousand. Net cash used in investing activities totaling EUR 7,951 thousand related mainly to investments at our Trampe and Husum sites. Two MM82 prototypes and parts of the offshore 5M turbine in Brunsbüttel are reported under additions. The service and maintenance vehicle fleet was expanded. Net cash used in financing activities totaled EUR 1,413 thousand, due in particular to the dividend payment in the amount of EUR 3,241 thousand.

20.11.2003

REpower Systems

Gross revenue of EUR 138.8 million and EBIT of EUR 3.7 million in the first nine months of 2003
Significant increase in booked business
Q4 development on target so far

REpower Systems AG (TecDAX, WKN 617703) generated gross revenue of EUR 138.8 million in the first nine months of 2003, as against EUR 139.5 million in the previous year. In the period under review, 78 wind turbines with a rated output of 119.5 megawatts were installed, and REpower's market share in Germany increased from 6.2% (as of September 30, 2002) to 7.9% (as of September 30, 2003). EBIT in Q3 2003 amounted to EUR -1.0 million (previous year: EUR 8.8 million), resulting in EBIT for the first nine months of EUR -3.7 million, as against EUR 8.2 million in the previous year. The negative EBIT is due to the low total installed output to date, which is less than half of the total installed output forecast for the year as a whole. Half of the difference as against the prior-year period is due to the postponement of the realization of profits due to project delays at the Denker & Wulf AG (DWAG) (8 turbines erected as of September 30, 2003, as against 21 in 2002) and a fall in license earnings (EUR 1.6 million). The other half is due to increased expenses in conjunction with the projected increase in revenue for the whole year. The net loss for the first nine months of 2003 amounted to EUR -3.0 million, after a net profit of EUR 4.4 million in the previous year. Earnings per share fell from EUR 0.91 in 2002 to EUR -0.55. With regard to booked business, purchase agreements for 198 wind turbines with a total rated output of 346.1 megawatts (volume: EUR 293.0 million) had been concluded as of September 30, 2003. This represents a significant increase as against September 30, 2002 (175 turbines with 281.0 megawatts and a volume of EUR 240.0 million). In the fourth quarter of the previous year, 71 turbines were installed, generating EBIT of EUR 17.9 million. The erection of more than 100 turbines is planned for the current quarter, of which around half have already been installed. As a result, REpower expects to achieve its growth targets for 2003 as a whole, with gross revenue of EUR 290 million and EBIT of EUR 25 million. Preconditions include good weather in the last weeks of the year and the conclusion of sales contracts for the projects of DWAG in Q4.

The complete interim report and further information is available at *www.repower.de or from:*

Contact:

REpower Systems AG

Isabelle von Grone
Investor Relations
Phone: +49 – 40 – 53 93 07– 23
Fax: +49 – 40 – 53 93 07– 37
E-mail: i.grone@repower.de

Bettina Linden
Corporate Communications &
Public Relations
Phone: +49 – 40 – 53 93 07– 14
Fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

PRESS RELEASE

Gross revenue of EUR 138.8 million and EBIT of EUR -3.7 million in the first nine months of 2003

Significant increase in booked business

Q4 development on target so far

Hamburg, November 20, 2003. REpower Systems AG (TecDAX, WKN 617703), one of the leading wind energy companies, generated gross revenue of EUR 138.8 million in the first nine months of 2003, as against EUR 139.5 million in 2002. EBIT in the third quarter of 2003 amounted to EUR -1.0 million (prior-year period: EUR 8.8 million), resulting in EBIT for the first nine months of 2003 of EUR -3.7 million (previous year: EUR 8.2 million). This is due to increases in expenses that are necessary in order to achieve the projected increase in revenue for the year as a whole in Q4, and to a fall in license earnings. A further reason is the postponement of the realization of profits to the fourth quarter due to project delays at the company's consolidated associate, Denker & Wulf AG. Booked business amounted to 346.1 megawatts as of September 30, 2003, representing a substantial increase on the prior-year figure of 281.0 megawatts. The erection of more than 100 turbines is planned for the current quarter, of which around half have already been installed.

In the first nine months of 2003, 73 wind turbines were installed in Germany, with a further four delivered to Japan and one to the Czech Republic. This corresponds to an installed rated output of 119.5 megawatts, compared with 85 installed turbines and a rated output of 120.2 megawatts in the same period of the previous year. As a result, REpower Systems AG increased its market share in Germany from 6.2% in the first nine months 2002 to 7.9% as of the end of September 2003. REpower Systems AG plans to erect over 100 turbines in the fourth quarter 2003, of which around half have already been installed.

EBIT in Q3 2003 amounted to EUR -1.0 million, as against EUR 8.8 million in the same period of 2002. This results in EBIT of EUR -3.7 million for the first nine months of the year, compared with EUR 8.2 million in the prior-year period. The negative EBIT is due to the low total installed output to date, which is less than half of the total installed output originally forecast for the year as a whole. The

difference as against the prior-year period can be attributed to two key factors: firstly, to the postponement of the realization of profits to the fourth quarter due to project delays at the company's consolidated associate, Denker & Wulf AG (eight turbines implemented in the period under review, as against 21 in the same period of 2002) and a fall in license earnings of EUR 1.6 million, and secondly to increased expenses, in particular personnel expenses (EUR 4.5 million), in conjunction with the projected increase in revenue for the year as a whole.

The net loss for the first nine months of 2003 amounted to EUR –3.0 million, after a net profit of EUR 4.4 million in the previous year. Earnings per share fell from EUR 0.91 to EUR –0.55.

With regard to booked business, purchase agreements for 198 wind turbines (excluding Denker & Wulf AG) with a total rated output of 346.1 megawatts had been concluded as of the end of September 2003. This represents a volume of around EUR 293.0 million. Compared with the end of September 2002 (175 wind turbines with 281.0 megawatts, representing a volume of EUR 240.0 million), booked business has increased significantly. Of the 198 wind turbines (excluding Denker & Wulf AG), 45 turbines are expected to be erected by the end of this year. Denker & Wulf AG also plans to install around 60 further turbines in the fourth quarter.

With regard to the year as a whole, CFO Jens-Peter Stöhr commented: "In the key fourth quarter last year, we installed 71 turbines and generated EBIT of EUR 17.9 million. The erection of more than 100 turbines is planned for this quarter, and around half of this figure has already been achieved. As a result, we expect to meet our targets for the year as a whole, i.e., gross revenue of EUR 290 million and EBIT of EUR 25 million. Preconditions include good weather in the last weeks of the year, and the conclusion of sales contracts for the projects of our project development company Denker & Wulf AG in the fourth quarter," Stöhr added.

All in all, REpower Systems AG's positive level of booked business at present and growing market share mean that the company is well positioned for the future. In particular, the establishment of its presence on foreign markets, which began in 2003, will make a key contribution to growth in 2004. Following the signature of agreements for large-scale international projects in France and Spain that were announced at the wind industry trade fair HUSUM*wind* 2003, REpower has concluded an agreement with the Portuguese project development company

Parque Eolico de Ribamar via its subsidiary REpower España for the delivery of three MM82 turbines for the Portuguese market. The turbines are scheduled to be erected in mid-2004.

"We expect once again to achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole in the next fiscal year," commented Prof. Fritz Vahrenholt, Chairman of the Managing Board, on the outlook for the medium term. In addition, the 5-megawatt REpower 5M, currently the largest turbine in the world, is expected to be erected as planned at the company's Brunsbüttel site in Schleswig-Holstein in spring 2004.

Notes

Key figures for the REpower Systems Group

Key figures for Group in accordance with IFRSs	Consolidated January 1, 2003 – September 30, 2003	Consolidated January 1, 2002 – September 30, 2002
Revenue in EUR thousands	[redacted]	137,439
Gross revenue in EUR thousands	[redacted]	139,453
Operating income / loss in EUR thousands	[redacted]	8,152
Result before income taxes and minority interest in EUR thousands	[redacted]	7,974
Result before minority interest in EUR thousands	[redacted]	4,632
Net income / loss in EUR thousands	[redacted]	4,383

	September 30, 2003
Total assets in EUR thousands	187,601
Shareholders' equity in EUR thousands	102,398
Equity ratio in %	54.6
Number of no-par value shares in 2003* (EUR 1)	5,399,776
Earnings per share in 2003* in EUR	-0.55
Xetra closing price on September 30, 2003 in EUR	18.74

*Weighted average

Customer orders processed by the REpower Systems Group by quarter for 2001 and 2002

Quarter	Q1	Q2	Q3	Q4	Total
No. of turbines in 2001	16	22	25	56	[redacted]
No. of turbines in 2002	9	42	34	73	[redacted]

The following table shows the orders processed by wind turbine model for the REpower Systems Group:

Wind turbine model	Q3 2003 July 1 – September 30 No.	Q3 2003 MW	Q3 2002 July 1 – September 30 No.	Q3 2002 MW	Q1 – Q3 2003 January 1 – September 30 No.	Q1 – Q3 2003 MW	Q1 – Q3 2002 January 1 – September 30 No.	Q1 – Q3 2002 MW
MM 82	2	4.0			3	6.0		
MM 70	1	2.0			6	12.0	1	2.0
MD 70/77	31	46.5	33	49.5	65	97.5	74	111.0
57/1000			3	3.0	4	4.0	3	3.0
48/600			1	0.6			7	4.2
	34	**52.5**	**37**	**53.1**	**78**	**119.5**	**85**	**120.2**

The following table shows REpower Systems AG's booked business as of September 30, 2003* and September 30, 2002:

Wind turbine model	September 30, 2003 Number of wind turbines	September 30, 2003 Total capacity in MW	September 30, 2002 Number of wind turbines	September 30, 2002 Total capacity in MW
MM 82	48	96.0		
MM 70	57	114.0	50	100.0
MD 70/77	87	130.5	112	168.0
57/1000	5	5.0	13	13.0
48/600	1	0.6		
	198*	**346.1***	**175**	**281,0**

*Booked business includes two relatively large orders which had already been placed as of September 30, 2002. These relate to 50 MM 70 wind turbines and 25 MD 77 wind turbines respectively. The implementation of these orders will be further delayed as a result of project postponements. However, the projects are still expected to be implemented at a later date.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 490 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 37
E-mail: i.grone@repower.de

Publication of the Q3 results will be accompanied by a conference call for analysts and journalists. You can listen to a recording of this conference call by dialing +49-69-92053444 between 12.00 noon (CET) on November 20, 2003 and November 23, 2003.

22.

PRESS RELEASE

REpower boosts activities in China

Prof. Fritz Vahrenholt, Chairman of the Managing Board, signs cooperation agreements during trade delegation visit led by German Chancellor

Hamburg, December 1, 2003. REpower Systems AG (TecDAX, WKN 617703), a leading supplier of wind turbines in the multimegawatt class in particular, is stepping up its business activities in China. Prof. Fritz Vahrenholt, Chairman of the Managing Board, signed two Letters of Intent in Beijing today as part of a trade delegation visit led by German Chancellor Gerhard Schröder. Firstly, a preliminary agreement on the formation of a joint venture with Tianjin Hi-Tech Holding Group to produce and market REpower's MD77 turbine was signed. In a flanking measure, a LOI was signed with the Tianjin People's Government, in which the latter has committed itself to sponsoring specific wind farm projects. An initial farm with an output of least 15 megawatts is scheduled for the first half of 2005.

In the future, REpower will also supply the Chinese market with multimegawatt technology (turbines in excess of 1 megawatt). In the presence of the German Chancellor, REpower signed an agreement with Tianjin Hi-Tech Holding Group today in the Great Hall of the People, Beijing. The aim is to found a joint venture to produce, market and erect REpower's best-selling MD 77 turbine in China; this will also encompass after-sales service. REpower Systems AG will be the majority shareholder in this equity investment with a 55 percent stake.

The company's potential joint venture partner is based in the rapidly growing economic center of Tianjin, one hour's drive east of Beijing. The high-technology

park operated there by Tianjin Hi-Tech Holding Group is to be expanded by 30 square kilometers, with one focus being on renewable energies. The joint venture plans to install 300 megawatts by 2008.

In addition, the Chairman of the Managing Board of REpower Systems AG and Economics Senator Yang from the Tianjin People's Government signed a preliminary agreement in which the Government committed itself to sponsoring specific wind farm projects. An initial farm with an output of least 15 megawatts is scheduled for the first half of 2005. "China is about to embark on a huge expansion of its power-generating facilities, and wind power is going to make a growing contribution to this. REpower is in an excellent position to take part in this growth," said Prof. Fritz Vahrenholt after signing the agreement.

REpower already has 43/600 turbines (600 kilowatt) and 48/750 turbines (750 kilowatt) operating in China. Goldwind, REpower's Chinese partner, has so far constructed more than 100 of these turbine models, which were installed primarily in the plains of central China, under license. Goldwind's market share in 2003 was approximately 20 percent.

The Chinese electricity market is already the second-largest in the world, with consumption of over 1,600 billion kilowatt hours, and is growing at a rate of roughly 10 percent each year. The Chinese leadership does not want this demand to be met exclusively by coal-fired and large-scale hydropower plants; rather, it is increasingly turning to wind power as well. Wind power output is scheduled to increase from the current levels of around 500 megawatts to 1,200 megawatts in the 2000-2005 planning period, and to as much as 3,000 megawatts in 2010.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 490 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in

Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

About Tianjin Hi-Tech

Tianjin Hi-Tech has been set up in 2000 in order to manage Tianjin Hi-Tech Development. It has a registered Capital of RMB 500 million. It controls over thirty companies located in the booming hi-tech region of Tianjin. The business fields include in particular mechanical, electronics and new energy. With regard to a projected enlargement of Tianjin Hi-Tech Industrial Park, Hi-Tech Tianjin is interested in building up an important capacity in the use of wind energy.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 37
E-mail: i.grone@repower.de

23.

PRESS RELEASE

REpower slightly exceeds 2003 construction target

188 turbines erected in past fiscal year

Hamburg, January 6, 2004. REpower Systems AG (TecDAX, WKN 617703), a leading supplier of wind turbines in the multi-megawatt class in particular, erected 188 wind turbines in fiscal year 2003, exceeding its construction target of 180 turbines. A total of 291.3 megawatts were installed in the past fiscal year.

Based on estimates by the Bundesverband Windenergie e.V. (BWE – German Wind Energy Association), which predicts approximately 2,500 megawatts of installed output in Germany in 2003, this is expected to increase Repower's market share in Germany to over ten percent. Five of the 188 turbines were erected abroad, while the rest were constructed in Germany. Given the orders it has already received or expects to win, the company is expecting to increase its exports substantially and to install at least 50 turbines abroad in 2004.

REpower will announce its financial results on March 25 at its financials press conference in Frankfurt. Please also note the dates for publication of the 2004 quarterly reports have been brought forward:

Interim report on the first quarter	May 14, 2004
Interim report on the first half	August 13, 2004
Interim report on the third quarter	November 12, 2004

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 490 employees. The group has gained experience through the installation of more than 1,000 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 37
E-mail: i.grone@repower.de